DRIVING TOMORROW'S TECHNOLOGY

03 annual report



DELPHI

Driving Tomorrow's Technology. The automobile may well be the ultimate proving ground for new technology. Surviving in automotive means standing up to the rigors of the road, the demands of government regulators and the needs of users who take for granted that their car will work perfectly every time they start the ignition. At Delphi, we're dedicated not just to surviving in that environment, but to thriving. We make our customers' products safer, smarter, more durable, more drivable. And that's just the beginning. Delphi's industry leadership means expertise we can take far beyond automotive. The things we make and the knowledge we have now play an important role in new applications and new markets — medical, homeland security, consumer electronics, even aerospace. From Detroit to São Paulo, Frankfurt to Beijing, companies are learning that Delphi is much more than "just an automotive company." At Delphi, we're taking automotive technology where it's never gone before.

delphi strategy board and corporate officers

executive officers

J.T. Battenberg III, Chairman of the Board, Chief Executive Officer & President

Alan S. Dawes, Vice Chairman & Chief Financial Officer

Rodney O'Neal, President, Dynamics, Propulsion, Thermal & Interior Sector

Donald L. Runkle, Vice Chairman, Enterprise Technologies

David B. Wohleen, President, Electrical, Electronics, & Safety Sector

Mark R. Weber, Executive Vice President, Operations, Human Resource Management and Corporate Affairs

officers

John P. Arle, Vice President, Corporate Audit Services

Volker J. Barth, Vice President and President, Delphi Europe, Middle East and Africa

James A. Bertrand, Vice President and President, Delphi Automotive Holdings Group

John G. Blahnik, Vice President, Treasury, Mergers & Acquisitions and New Markets

Kevin M. Butler, Vice President, Human Resource Management

Choon T. Chon, Vice President and President, Asia Pacific

Pamela M. Geller*, Treasurer

officers (continued)

Guy C. Hachey, Vice President and President, Delphi Energy & Chassis

Karen L. Healy, Vice President, Corporate Affairs, Marketing Communications and Facilities

Diane L. Kaye*, Corporate Secretary

Mark C. Lorenz, Vice President, Operations and Logistics

R. David Nelson, Vice President, Global Supply Management

Francisco A. Ordoñez, Vice President and President, Delphi Product & Service Solutions

Jeffrey J. Owens, Vice President and President, Delphi Electronics & Safety

Atul Pasricha, Vice President and Executive Director, Business Lines – Delphi Energy & Chassis

Ronald M. Pirtle, Vice President and President, Delphi Thermal & Interior

Robert J. Remenar, Vice President and President, Delphi Steering

J. Timothy Richards, Vice President, Sales and Marketing

Logan G. Robinson, Vice President and General Counsel

John D. Sheehan*, Chief Accounting Officer and Controller

James A. Spencer, Vice President and President, Delphi Packard Electric

Bette Walker, Vice President and Chief Information Officer

James P. Whitson*, Chief Tax Officer

* Non-Strategy Board Officers

Note: Biographies are available at www.delphi.com



March 2004

Dear Shareholders:

Last year I wrote to you about the "perfect storm" of an economic, social and political environment that added complexity and new challenges to our business. While challenges aren't bound by calendar years, I believe the storm clouds are beginning to part, and we continued to make progress at Delphi in 2003. We made tough and important decisions to refine our strategies and our structure to address these challenges and to achieve continued growth and success. We continued our commitment to robust corporate governance. And we posted many accomplishments that validate our strategy and set the stage for our future. We are confident that our actions, coupled with optimal use of our strong cash flow, will yield enhanced value for our shareholders both in the year ahead and over the long term.

2003 in Review

Our leadership team understands that share price is top of mind for our shareholders. While Delphi stock is not currently priced to reflect our long-term value, our performance was strong relative to other key market indicators. We outperformed the S&P and the Dow Jones Industrial Average for the year. Delphi stock rose 30.9 percent (including dividends) during the 12 months of 2003.

Building on our five-year track record, Delphi's major financial achievement in 2003 was the generation of consistent strong operating cash flow while expanding non-GM business, aggressively pursuing cost reduction initiatives, and implementing our restructuring plans. Our 2003 operating cash flow was a solid $1.22* billion, fueled in large part by growth in non-GM business. We posted an all-time record for non-GM revenue at $11.1 billion, up 15.7 percent over 2002. Moreover, non-automotive sales grew 58 percent in 2003 to $1.3 billion.

Cost reduction continued to be an area of focus for Team Delphi in 2003. The ongoing implementation of lean enterprise initiatives, global supply chain management and comprehensive innovation and continuous improvement processes that utilize the best tools available from Six Sigma, Shainin, robust engineering and others, also contributed to our strong cash flow generation and overall business performance. In fact, these cost reduction initiatives generated savings sufficient to offset economics and benefit cost increases during 2003.

Additionally, we continued to focus the entire organization on reducing waste in all areas of the business, from the factory floor to staff offices. We successfully negotiated new contracts with several of our union partners that will further enhance our long-term competitiveness. And, in an effort to reduce structural costs, at year-end, we consolidated three of our divisions into two strengthened divisions, and began the consolidation of support staffs across our headquarters, divisions and regions. These actions helped reduce our overall hourly and salaried employment by 7,000 during the past year.

Simply put, we continued to examine every job and every business process for opportunities to consolidate, adapt, focus, innovate and improve – including the way we communicate to you. A recent survey of shareholders regarding Delphi's annual report suggested the more streamlined approach you are reading this year. No savings is too small – and making this change saved us roughly a quarter of a million dollars in design, print/paper and mailing costs. Additional information is always available to you via our website, www.delphi.com, and I hope you will visit the site regularly for the latest information about our company. As always, we want to hear your feedback.

Overall, our strong generation of operating cash flow helped us to strengthen our balance sheet by reducing pension obligations, decreasing our exposure to legacy costs, optimizing our global footprint and paying dividends to you, our owners. Globally, while Team Delphi worked hard to address our challenges in 2003, there were many other accomplishments worth noting:

We produced the best quality ever. In 2003, Delphi received significant quality awards, including Toyota's "Excellence

*For reconciliation of GAAP cash flow from operations to operating cash flow, please see page 7.



Award for Quality," Freightliner's "Masters of Quality Award," GM's "Supplier of the Year" and Ford's "Gold Star Award." We also had the lowest number of returned/rejected parts (PPM or parts per million) in our history.

We had the best non-GM sales growth year ever and boosted the Delphi brand. Thanks to a record number of new products introduced in 2003, Delphi's non-GM sales grew by a record billion and a half dollars, and we posted our highest non-GM sales as a percentage of total sales ever, achieving 39 percent. This included record levels of business with Ford, Renault, Nissan, and Volkswagen. We also strengthened our presence in the commercial vehicle, aftermarket and consumer electronics markets. We are a technology company, helping to make our customers' products better – and our pipeline continues to be full. Delphi introduced a record 250 new products and/or processes in 2003, a 34 percent increase over 2002. Not surprisingly, Delphi was ranked No. 1 in MIT's *Technology Review* magazine on the Patent Scorecard for our "technological strength in the automotive industry," and our breakthrough suspension system technology, MagneRide™, received the prestigious *Automotive News* PACE Award.

We have enjoyed great success with sales of Delphi diesel common rail systems, selling 1.2 million units in 2003 to customers like Ford, Renault, PSA Peugeot Citroën, Kia/Hyundai and Ssangyong, along with others not yet announced. Based on current bookings, we expect sales to grow to 2.5 million units by 2007. We are currently No. 2 in the European market, and diesel is an important part of our overall growth in the region.

We also achieved great success with wireless and with consumer electronics, which grew over 500 percent in 2003. We're pleased that Delphi continues its dominance in satellite radio, shipping 1.8 million satellite digital audio receiver systems to vehicle manufacturers as well as retailers such as Best Buy, Circuit City, Wal-Mart, and Crutchfield, by the end of last year alone. Delphi SKYFi received numerous accolades during this past holiday season with "best gift" mentions by television personality Dr. Phil and "MTV Total Request Live," as well as "Bloomingdale's Hot Pick Radio." If you haven't heard satellite radio, check it out. There is something for everyone with satellite radio, and it has been terrific for Delphi!

We continued to migrate our footprint and identified partnerships to be a better global partner for our customers. Our decade-long commitment to growing in new markets, such as China and India, paid off in 2003. Our new technical centers in China and Korea are proof of how growing our manufacturing and engineering footprint closer to the customer improves our efficiency and performance. We also identified key partnerships or acquisitions that fit strategically with Delphi's business plan. For example, the recent acquisition


Non-GM Sales
sales in millions (% of all sales)
8,464 (32%)
9,565 (35%)
11,068 (39%)
2001
2002
2003


Operating Cash Flows*
in millions
851
1,260
1,220
2001
2002
2003

*For reconciliation of GAAP cash flows from operations to operating cash flows, please see page 7.


DELPHI
DELPHI

of Grundig Car Intermedia System GmbH, now Delphi Grundig, is accretive to our earnings in this first full year of operation, and will drive increased value to investors over time. Acquisitions like this help enhance sales, strengthen customer relationships, and bolster local engineering and manufacturing support in a particular region.

We operated as a responsible company around the globe. Our employees reached out to the communities in which we live and work to provide leadership in a variety of ways. For example, Delphi and its employees contributed over $7.2 million to the United Way in the U.S., built 17 homes globally with Habitat for Humanity International, mentored students in FIRST and Future Truck, and made a RMB1 million donation to the Red Cross in China to help the fight against SARS. On the environmental front, Delphi is a member of the Business Roundtable's Climate Resolve Initiative and the Green Power Group in conjunction with the World Resources Institute and Business for Social Responsibility. In 2003, Delphi received five awards from the Society of Automotive Engineers in recognition of environmentally friendly product technologies, energy management and business practices. We were recognized for our achievements in corporate governance, strategic planning, investor relations, preservation of the environment, stakeholder engagement and other corporate measures on the Dow Jones Sustainability Index in 2003. And, we received special commendation from *Global Finance* magazine as one of the world's most socially responsible companies and by Business Ethics Corporate Social Responsibility Report as one of the "100 Best Corporate Citizens of 2003."

We had the most efficient manufacturing performance ever. Delphi U.S. hourly employees worked fewer overtime hours in 2003, with 11.5 million overtime hours worked – a 24 percent improvement over 2002. Also, our overall manufacturing expense – as a percentage of sales – has never been lower, at 31.3 percent. And, we ended 2003 with substantially more efficient value streams, thanks to ongoing initiatives with our supply chain. Importantly, we received four Shingo Prizes for manufacturing excellence in 2003, bringing our total number of Shingo Prizes to a record 12.

We had the best delivery performance ever. Our customers have never received our goods in a more timely fashion. Our 2003 on-time delivery rate of 99.2 percent is a new best.

Delphi employees had the safest year ever as we continued to drive Excellence through the organization. We achieved the lowest lost workday case rate (0.19) and the lowest total recordable case rate (1.33) ever for Delphi. In fact, Delphi's total recordables were below the benchmark level. The health and safety of every member of Team Delphi is a top priority. Salaried Delphi employees again participated in our Team Delphi educational experience

Net Income


in millions
(396)
222
2001
342
516
2002
(56)
346
2003

GAAP – represents earnings under Generally Accepted Accounting Principles (GAAP) as included in our consolidated financial statements.

Pro Forma – represents earnings adjusted for unusual or non-recurring items.

For reconciliation from GAAP net income to Pro Forma net income, please see page 7.



to ensure employees know and understand the company's vision and objectives. And, we celebrated our employees' contributions during Excellence Week in June 2003.

Overall, Delphi weathered the challenges of 2003 quite well. Tough decisions require bold actions and we stuck to our long-term transformation plan. I'm proud of the efforts of all our employees around the globe as we continue to position Delphi for long-term success.

A Look at 2004 and Beyond...

At Delphi, our strategic imperatives remain clear. First, we will drive to improve quality and tap our technological reservoirs as we pursue our vision of being our customers' best supplier. We will invest in research and development – something we've done since day one, even when financial and economic pressures were intense. We expect to spend close to $2.0 billion annually on R&D and product development, encourage creativity and thinking "outside the box," and recognize and reward our employees for their inventions and technological prowess.

Second, we will accelerate our lean enterprise efforts, particularly in manufacturing and materials, where we expect substantial savings. Our business requires continuous improvement throughout the entire value stream. We know there are savings yet to achieve by utilizing all available tools and ensuring all members of Team Delphi are fully educated in lean principles.

Third, we will complete the restructuring of our divisions and the consolidation of staff functions to yield positive results for the bottom line. Importantly, the elimination of inefficiencies and duplicate systems and structures across Delphi will improve the work environment and speed our decision-making and responsiveness.

Fourth, we will continue to migrate our footprint to be a better global partner to our customers as we grow. We will grow our brand around the globe and participate in the markets with expected top-line growth such as China and India. We operate in a global economy and Delphi is committed to operating in the most efficient manner for our customers and our shareholders.

Finally, we will maintain our focus on generating strong operating cash flow and use it to strengthen our balance sheet, reduce legacy costs, migrate our footprint and pay dividends. Our record of strong performance in this area will allow us to further enhance future product development and strengthen our overall business. Investing in the future will drive the business results we all want for this company.

Our priorities are clear. We will provide a good return to our investors. We will strive, in every instance, to be our customers' best supplier. As it says on the inside cover, we will drive tomorrow's technology and we will grow our business – with current and new customers, in current and new markets, and with automotive and non-automotive businesses.

We are proud of our five-year-old company and its 100-year-old heritage – and the tremendous efforts of Team Delphi. Our plan is clear. Our commitment is firm. Our passion is deep. We believe our path is correct and we will continue to meet our challenges head-on. We have clear, deliberate and sound corporate governance and business practices in place to ensure integrity in our performance. And while challenges remain to be resolved, our focus is squarely on the future – on Driving Tomorrow's Technology – and providing you with the level of return you expect from Delphi.

Regards,



J.T. Battenberg III
Chairman, CEO and President



Financial Review

Contents

Selected Financial Data

The following selected financial data reflects the results of operations and cash flows. During the fourth quarter of 2003, we changed our method of costing our inventories in the U.S. from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. In accordance with generally accepted accounting principles in the United States, all prior periods have been adjusted to give retroactive effect to this change. The data below should be read in conjunction with, and is qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this report. The financial information presented may not be indicative of our future performance.

(in millions, except per share amounts)

Year Ended December 31,	2003	2002	2001	2000	1999
Statement of Operations Data:					
Net sales	$28,096	$27,427	$26,088	$29,139	$29,192
Operating expenses:					
Cost of sales, excluding items listed below	24,980	24,016	23,257	24,840	25,017
Selling, general and administrative	1,588	1,510	1,470	1,715	1,619
Depreciation and amortization (1)	1,110	988	1,150	936	856
Employee and product line charges	396	225	536	—	—
Acquisition-related in-process research and development	—	—	—	51	—
Operating income (loss)	22	688	(325)	1,597	1,700
Interest expense	(198)	(191)	(222)	(183)	(132)
Other income (expense), net	34	32	(22)	157	171
Income (loss) before income taxes	(142)	529	(569)	1,571	1,739
Income tax expense (benefit)	(86)	187	(173)	569	645
Net income (loss)	$ (56)	$ 342	$ (396)	$ 1,002	$ 1,094
Basic earnings (loss) per share	$ (0.10)	$ 0.61	$ (0.71)	$ 1.78	$ 1.98
Diluted earnings (loss) per share	$ (0.10)	$ 0.61	$ (0.71)	$ 1.77	$ 1.97
Cash dividends declared per share (2)	$ 0.28	$ 0.28	$ 0.28	$ 0.28	$ 0.21
Ratio of earnings to fixed charges (3)	0.2	3.0	N/A	7.5	10.8
Statement of Cash Flows Data:					
Cash provided by (used in) operating activities	$ 737	$ 2,073	$ 1,360	$ 268	$ (1,214)
Cash used in investing activities	(1,017)	(981)	(1,353)	(2,054)	(1,055)
Cash provided by (used in) financing activities	95	(791)	13	1,094	2,878
Other Financial Data:					
EBITDA (4)	$ 1,143	$ 1,687	$ 770	$ 2,643	$ 2,631
Balance Sheet Data:					
Total assets	$20,904	$19,438	$18,725	$18,670	$18,559
Total debt	3,235	2,930	3,353	3,182	1,757
Stockholders' equity	1,570	1,401	2,435	3,915	3,409

(1) Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" and no longer amortize purchased goodwill.

(2) Due to the timing of the Separation, only three quarters of dividends were paid in 1999.

(3) Fixed charges exceeded earnings by $197 million and $602 million for the years ended December 31, 2003 and 2001, respectively resulting in a ratio of less than one.

(4) "EBITDA" is defined as income before provision for interest expense and interest income, income taxes, depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but because we believe it is a widely accepted indicator of our ability to incur and service debt. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect funds available for dividends, reinvestment or other discretionary uses. In addition, EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies.

Selected Financial Data (continued)

The following is the calculation of EBITDA:

(in millions)

Year Ended December 31,	2003	2002	2001	2000	1999
Net income (loss)	$ (56)	$ 342	$ (396)	$ 1,002	$ 1,094
Interest expense	198	191	222	183	132
Interest income, included in other income (expense), net	(23)	(21)	(33)	(47)	(96)
Income tax expense (benefit)	(86)	187	(173)	569	645
Depreciation and amortization	1,110	988	1,150	936	856
EBITDA	$1,143	$1,687	$ 770	$2,643	$ 2,631

The following is the reconciliation of cash provided by (used in) operating activities to EBITDA:

(in millions)

Year Ended December 31,	2003	2002	2001	2000	1999
Cash provided by (used in) operating activities	$ 737	$2,073	$1,360	$ 268	$(1,214)
Interest expense	198	191	222	183	132
Interest income, included in other income (expense), net	(23)	(21)	(33)	(47)	(96)
Income tax expense (benefit) net of change in deferred income taxes	97	152	198	199	693
Employee and product line charges, venture impairments, and acquisition-related research and development	(396)	(225)	(610)	(51)	—
Net changes in operating assets and liabilities	530	(483)	(367)	2,091	3,116
EBITDA	$1,143	$1,687	$ 770	$2,643	$ 2,631

Supplementary Information: Reconciliation from GAAP to Pro Forma Results and Operating Cash Flow

(in millions)	2003	2002	2001
Net income (loss) as shown in our consolidated financial statements	$ (56)	$ 342	$ (396)
Less: Goodwill amortization	—	—	(28)
Acquisition-related in-process R&D	—	—	—
Employee and product line charges	(402)	(174)	(590)
Pro forma net income	$ 346	$ 516	$ 222

(in millions)	2003	2002	2001
Cash provided by operating activities as shown in our consolidated statement of cash flows	$ 737	$ 2,073	$ 1,360
Capital expenditures	(1,005)	(1,035)	(1,057)
Pension contributions	990	400	—
Cash paid for employee and product line charges	229	318	343
Cash paid for lump sum contract signing bonuses	125	—	—
Cash paid to GM for separation-related obligations and other IPO related adjustments	—	143	205
Decrease (increase) in sales of accounts receivables	144	(639)	—
Operating cash flow	$ 1,220	$ 1,260	$ 851

Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE SUMMARY

We are a global supplier of vehicle electronics, transportation components, integrated systems and modules and other electronic technology. Our technologies are present in more than 75 million vehicles on the road worldwide as well as in communication, computer, consumer electronic, energy and medical applications. We operate in extremely competitive markets. Our customers select us based upon numerous factors including technology, quality and price. Supplier selection is generally finalized several years prior to the start of production of the vehicle. As a result, business that we win in 2004 will generally not impact our financial results until 2006 or beyond. Additionally, our results are heavily dependent on overall vehicle production throughout the world. Consistent with one of the primary rationales for separating Delphi from General Motors ("GM"), we have diversified our customer base significantly since our Separation in 1999. Our sales trend to GM has declined since the Separation; principally reflecting the impact of customer trends, the exit of some businesses, as well as GM's diversification of its supply base and changes in our vehicle content and the product mix supplied to them.

Critical success factors for us include managing our overall global manufacturing footprint to ensure proper placement and workforce levels in line with business needs as well as competitive wages and benefits, maximizing efficiencies in manufacturing processes, fixing or eliminating unprofitable businesses, including those that are part of our AHG operations, and reducing overall material costs. In addition, our customers generally require that we demonstrate improved efficiencies, through cost reductions and/or price decreases, on a year over year basis. See "Results of Operations" for more details as to the factors, which drive year-over-year performance.

Our 2003 net sales were $28.1 billion, with $11.1 billion or 39% of sales to non-GM customers, up 16% from 2002. Our GM sales in 2003 were $17.0 billion, down 5% from last year. Net loss for 2003 was $56 million. For the full year, we benefited from the steady growth of the company's non-GM business and have continued to diversify our customer base through sales of technology rich products and systems-based solutions for vehicles and other non-auto applications. Our 2003 employee and product line initiatives are on schedule and on track with our original estimated costs. Savings realized from our prior restructuring plans combined with other operating performance improvements have allowed us to continue to manage the challenges of rising wages, pension and healthcare costs, as well as continued price pressures. We remain focused on reducing structural costs.

A key strength of our business is our ability to consistently generate cash. Our Board of Directors and management use cash generated by the businesses as a measure of our performance. Strong cash flow is also important to our critical success factors described above. We use the cash that we generate in our operations to strengthen our balance sheet, including reducing legacy liabilities such as pensions, restructuring our operations, and paying dividends. We believe that looking at our ability to generate cash provides investors with additional insight into our performance. See further discussion of cash flows in "Liquidity and Capital Resources" below.

OVERVIEW OF 2003 UAW AND IUE-CWA LABOR CONTRACTS

During 2003, the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America ("UAW") labor contract was finalized, covering a four-year term from 2003 to 2007. This contract includes moderate increases for pension and wages, as well as some progress in reducing healthcare costs through modest increases in some co-pays for prescription drugs and adjustments to coverage networks to increase discounts. The 2003 contract includes an up-front signing bonus of $3,000 per UAW employee, a 3% lump sum payment in year 2 of the contract, 2% and 3% wage increases, respectively for years 3 and 4 of the contract and cost of living adjustments, as applicable. In addition, retirees will receive $800 per year in lump sum payments and active employees will receive approximately 2% per year increases in future pension benefits. The impact of the 2003 contract on the pension liability was a $0.5 billion increase to our projected benefit obligation (PBO) but no material changes in near-term ERISA funding requirements and a decrease in our OPEB liability of about $0.1 billion. We are engaged in dialogue with the UAW to pursue our plans to consolidate certain product lines and sites, including AHG operations, and to support our efforts to achieve significant flow of employees to GM ("flowback"). We are currently engaged in negotiations with the UAW over competitive wage and benefit agreements comparable to wages and benefits paid by other represented automotive suppliers for new hires. We expect to complete these negotiations during the next 90 days. In addition, unlike our prior agreement with the UAW, this agreement does not contractually obligate us to mirror any future UAW agreements with GM.

We also finalized, in the fourth quarter of 2003, the 2003-2007 labor agreement with the IUE-CWA, The Industrial Division of The Communications Workers of America, AFL-CIO, CLC ("IUE-CWA"). The principal economics of the IUE-CWA agreement are consistent with the 2003-2007 UAW agreement. Eligible traditional-rate employees will receive moderate economic increases in pensions, wages and certain benefits in line with those described above. The 2003 Delphi IUE-CWA agreement enables Delphi to build upon existing local agreements that currently provide competitive wages and benefits to approximately

3,000 IUE-CWA represented Delphi employees and new hires. The IUE-CWA contract further provides opportunities to reduce employees at targeted facilities, including AHG sites, through a variety of methods including regular attrition and retirements, and voluntary and involuntary separations, as applicable. The IUE-CWA has been advised of Delphi's intent to address plant consolidation issues during the near term of the contract, and has agreed to source a certain product line in our Anaheim, California facility, presently part of the AHG, to another facility.

FUNCTIONAL AND DIVISIONAL REALIGNMENTS

During the fourth quarter, we announced our plans to realign our Safety & Interior occupant protection business with Delphi Electronics Systems. The new division is named Delphi Electronics & Safety. Our plans also realign integrated closure systems, HVAC electronic controls, cockpits and interior business lines with existing thermal product lines. The new division is named Delphi Thermal & Interior. These realignments were effective January 1, 2004.

In addition, finance, human resources, information systems, logistics, corporate affairs, communications, marketing communications and sales administration are being consolidated to remove duplications of effort and costs across the divisions and headquarters.

The realignment is designed to strengthen our customer and market focus by bringing together similar product portfolios, as well as to enhance our position as an integrated supplier, and to drive cost reductions. We believe this realignment will sharpen our focus on our customers and improve communications regarding their product needs.

RESULTS OF OPERATIONS

2003 versus 2002

Net Sales. Net sales by product sector and in total for the years ended December 31, 2003 and 2002 were:

(in millions)

Year Ended December 31,	2003	2002
Product Sector		
Dynamics, Propulsion & Thermal	$12,678	$12,475
Electrical, Electronics, Safety & Interior	14,425	13,632
Automotive Holdings Group	2,994	3,550
Other	(2,001)	(2,230)
Net sales	$28,096	$27,427

Net sales for 2003 were $28.1 billion compared to $27.4 billion for 2002. The increase of approximately $700 million was more than explained by approximately $950 million of currency exchange rates, primarily the euro. Our non-GM sales increased by $1.5 billion or 15.7%, including $761 million resulting from currency exchange rates and $54 million attributable to the Grundig Car InterMedia System GMBH ("Grundig") acquisition. Management evaluates year-over-year performance on a constant exchange rate basis and changes in revenues attributed to movements in currency exchange rates generally do not impact our operating income; see "Results of Operations – Operating Income." Excluding the effects of currency exchange rates, our non-GM sales increased $742 million which was due to increased production volumes and new business from diversifying our global customer base, partially offset by price decreases. As a percent of our net sales for 2003, our non-GM sales were 39%. Net sales to GM decreased by $834 million, after $196 million of currency exchange rates. Excluding the effects of changes in currency exchange rates, our GM sales decreased $1.0 billion. This GM sales decrease was due to lower production volumes in North America, price decreases and our decision to exit certain businesses. Our net sales were also impacted by continued price pressures that resulted in price reductions of approximately $460 million, or 1.7% for 2003 compared to approximately $450 million or 1.7% for 2002. On a going forward basis, we expect future annual price reductions to continue to be in the 2% range.

Gross Margin. Our gross margin was 11.1% for 2003 compared to 12.4% for 2002. The decrease was primarily due to volume reductions of approximately $300 million and $158 million of retiree lump sum payments and inventory and warranty matters. Additionally, we experienced approximately $740 million of higher wages and increased U.S. pension and healthcare costs and approximately $460 million of price decreases are offset by lower material costs, manufacturing performance and savings realized from our restructuring plans. The gross margin for 2002 included a charge of $37 million related to our generator product line.

Selling, General and Administrative. Selling, general and administrative expense was $1.6 billion, 5.7% of total net sales for 2003, compared to $1.5 billion or 5.5% of total net sales for 2002. Selling, general and administrative expense for 2003 was adversely impacted by a legal settlement to one of our former suppliers of approximately $38 million ($25 million after-tax), in connection with a commercial dispute. Excluding the impact of the legal settlement, selling, general and administrative expense was 5.5% of total net sales for 2003.

Depreciation and Amortization. Depreciation and amortization for 2003 includes $62 million of charges related to product line impairments. Excluding these impairment charges, depreciation and amortization for 2003 was consistent with amounts for 2002.

Employee and Product Line Charges. Upon completion of the UAW labor agreement, we initiated global actions designed to address under-performing operations, appropriately size our global hourly and salaried workforces and strengthen our competitive position. As a result of those initiatives, we expect to reduce our U.S. hourly workforce by up to 5,000 employees, the U.S. salaried workforce by approximately 500 employees, and our non-U.S. workforce by approximately 3,000 employees. Also in the third quarter, we received a ruling in our previously disclosed grievance proceeding with the IUE-CWA over certain layoffs at one of our manufacturing facilities. The arbitrator directed us to restore the level of bargaining unit employees to 1,500 and to make the recalled employees whole. We have filed an appeal in federal district court to preserve our rights while discussing alternative remedies with the IUE-CWA. In November 2003, we also finalized a four-year labor agreement with the IUE-CWA, which further provides opportunities to address our employment cost reduction initiatives.

In the third quarter of 2003, we recorded charges related to the attrition or idling of approximately 1,500 U.S. UAW hourly employees and 300 IUE-CWA hourly employees at our Packard operations, both of which are included in the 5,000 discussed above, as well as approximately 500 U.S. salaried employees and approximately 3,000 non-U.S. employees. The balance of the planned U.S. hourly workforce reductions will occur by the end of 2004. Employees at impacted locations were informed and we communicated benefits available to them under applicable benefit plans or related contractual provisions. Also in the third quarter of 2003, we recorded charges to make recalled employees whole at the IUE-CWA manufacturing site in accordance with the arbitration award discussed above. The employee cost component recorded for the U.S. hourly plans represents the accruals required by SFAS No. 112, "Employer's Accounting for Postemployment Benefits." Such postemployment benefit accruals are based upon certain assumptions regarding the status and seniority of affected individuals, as well as the time frame and the duration of the layoffs prior to final separation.

Our plans entail reductions to our workforce through a variety of methods including regular attrition and retirements, and voluntary and involuntary separations, as applicable. Under certain elements of the plans, UAW hourly employees may flowback to GM. As required under generally accepted accounting principles, we will record the costs associated with the flowback to GM as the employees accept the offer to exit Delphi. We expect to incur total charges related to these initiatives of approximately $807 million through December 31, 2004, of which $616 million (including amounts recorded in other captions) was recorded in 2003. We currently expect that we will incur the remaining estimated charges of $127 million related to these hourly employee reductions, including employee costs during periods they are idled prior to separation as well as other structural cost initiatives of $64 million in 2004.

As of December 31, 2003, approximately 1,600 U.S. hourly employees of the total 5,000, 100 U.S. salaried employees, and 1,550 non-U.S. employees have left the company pursuant to these plans. The remaining 400 U.S. salaried employees left in January 2004.

We expect to realize after-tax savings, principally payroll and related costs, associated with these product line and employee actions of approximately $125 million in 2004. We expect these savings to grow to approximately $200 million on an annual basis. As discussed above, a portion of the charges is recorded based on employee acceptance. As a result, we have not provided forecasts of savings by sector. We would expect that the savings will closely mirror where the charges are recorded.

In the first quarter of 2002, Delphi approved restructuring plans to eliminate approximately 6,100 positions from our global workforce, which included 3,100 U.S. employees and 3,000 employees in non-U.S. locations, downsize more than 25 selected facilities in the United States and Europe, and exit certain other activities by the end of the first quarter of 2003. The restructuring charge totaled $231 million with $222 million of employee costs (including postemployment benefits and special termination pension benefits) and $9 million in other exit costs (lease and contract cancellation fees). This charge, when netted against a $6 million reversal for the 2001 restructuring reserve, resulted in a net restructuring charge of $225 million in the first quarter of 2002. The restructuring actions were completed as planned in the first quarter of 2003. Total cash paid for restructuring was $200 million, with $191 million for employee costs and $9 million for other exit costs. The cash outflows for the first quarter of 2003 were $24 million, with $17 million for employee costs and $7 million for other exit costs. We have realized savings, principally payroll and related costs, of approximately $125 million (after-tax) associated with the restructurings ratably in all sectors.

Following is a summary of our actions related to our 2002 restructuring charge (in millions):

	Employee Costs		Other Cash	
Restructuring Actions	**Cash**	**Non-Cash**	**Exit Costs**	**Total**
First quarter 2002 restructuring charge	$ 191	$ 31	$ 9	$ 231
Usage in 2002	(174)	(31)	(2)	(207)
Balance at December 31, 2002	$ 17	$ —	$ 7	$ 24
Usage in first quarter 2003	(17)	—	(7)	(24)(a)
Balance at March 31, 2003	$ —	$ —	$ —	$ —

Following is a summary of our 2003 employee and product line charges (in millions):

	Cash Costs		
Employee and Product Line Charges	**Employee Costs**	**Exit Costs**	**Total**
Third quarter 2003 charge	$333	$ 15	$ 348
Usage in the third quarter 2003	(19)	(3)	(22)(a)
Transfer to long-term liabilities	—	(7)	(7)
Balance at September 30, 2003	$314	$ 5	$ 319
Fourth quarter 2003 charge	48	—	48
Usage in the fourth quarter 2003	(116)	—	(116)(a)
Balance at December 31, 2003	$246	$ 5	$ 251

(a) The total cash paid in 2003 was $156 million, as shown on our Consolidated Statement of Cash Flows. Of this amount, $22 million was paid in the third quarter and $110 million was paid in the fourth quarter related to the 2003 charges and $24 million was paid in the first quarter related to the 2002 charges discussed below. The $116 million of usage in the fourth quarter includes $6 million of non-cash special termination pension and postretirement benefits. In addition, we incurred $73 million of cash costs associated with the 2003 charges, which were recorded in cost of sales. The total cash costs incurred for 2003 were $229 million.

Operating Income. Operating income was $22 million for 2003 compared to $688 million in 2002. The 2003 operating income includes charges of $158 million in cost of sales, $62 million in depreciation and amortization and $396 million in employee and product line charges (the "2003 Charges"). Similarly, the operating income for 2002 includes charges of $37 million in costs of sales and $225 million in employee and product line charges (the "2002 Charges"). Management reviews our sector operating results excluding the 2003 Charges and the 2002 Charges. Accordingly, we have separately presented such amounts in the table below:

(in millions)

Year Ended December 31,	**2003**	**2002**
Product Sector		
Dynamics, Propulsion & Thermal	$ 344	$ 407
Electrical, Electronics, Safety & Interior	996	976
Automotive Holdings Group	(600)	(375)
Other	(102)	(58)
Subtotal	638	950
2003 Charges (a) and 2002 Charges (b)	(616)	(262)
Total operating income	$ 22	$ 688

(a) Represents the 2003 Charges of $111 million for Dynamics, Propulsion & Thermal, $140 million for Electrical, Electronics, Safety & Interior, $323 million for Automotive Holdings Group and $42 million for Other.

(b) Represents the 2002 Charges of $78 million for Dynamics, Propulsion & Thermal, $64 million for Electrical, Electronics, Safety & Interior, $104 million for Automotive Holdings Group and $16 million for Other.

The decrease in operating income from 2002 primarily reflects the 2003 Charges in excess of the 2002 Charges, and is primarily due to decreases in volume, as well as increased pension, healthcare and wages, lower pricing, offset by savings realized from our restructuring plans, material cost savings, manufacturing performance and the legal settlement in connection with a commercial dispute offset by certain non-recurring gains aggregating $8 million, including the sale of property and the resolution of litigation. The increase in net sales attributable to currency exchange rates did not significantly impact our operating income, as we manage our currency exposure through hedging techniques, including derivative instruments.

Interest Expense. Interest expense increased by $7 million primarily attributable to interest on the junior subordinated notes due to Delphi Trust I and II and the 6.50% unsecured notes due in 2013. See discussion below in "Liquidity and Capital Resources."

Taxes. Our effective tax rate for 2003 was a benefit of 61% compared to an expense of 35% for 2002. Our effective tax rate excluding the 2003 Charges and the 2002 Charges was 27% for 2003 compared to 35% for 2002. The 2003 rate was affected by entity restructuring, which allowed substantial earnings from the Asia-Pacific region to be considered indefinitely reinvested in foreign operations. In addition, during 2003 we experienced higher than expected earnings outside of the United States (where effective tax rates in certain jurisdictions are lower than the effective U.S. tax rate).

2002 versus 2001

Net Sales. Net sales by product sector and in total for the years ended December 31, 2002 and 2001 were:

(in millions)

Year Ended December 31,	2002	2001
Product Sector		
Dynamics, Propulsion & Thermal	$12,475	$11,925
Electrical, Electronics, Safety & Interior	13,632	12,705
Automotive Holdings Group	3,550	3,744
Other	(2,230)	(2,286)
Net sales	$27,427	$26,088

Net sales for 2002 were $27.4 billion compared to $26.1 billion for 2001. Of the total $1.3 billion revenue increase, net sales increased approximately $170 million due to changes in currency exchange rates, primarily the euro. Net sales to GM increased by $238 million, as a result of increased volumes in North America, partially offset by the mix of products sold, lower prices and exited businesses. Our non-GM sales increased by $1.1 billion, or 13%, in part driven by double-digit growth in several high technology product lines with BMW, DaimlerChrysler, Ford, Hyundai and Renault/Nissan. These products include passive occupant detection, mobile multimedia, diesel engine management systems and connection systems. As a percent of our net sales for 2002 our non-GM sales grew to 35%. Our net sales also were impacted by continued price pressures that resulted in price reductions of approximately $450 million, or 1.7% for 2002 compared to approximately $650 million or 2.2% for 2001. Fourth quarter net price reductions were $48 million and $182 million in 2002 and 2001, respectively, reflecting 0.8% and 2.6% of respective net sales. Fourth quarter 2002 price reductions were lower than fourth quarter 2001, primarily due to the timing of 2002 price actions.

Gross Margin. Our gross margin was 12.4% for 2002 compared to 10.9% for 2001. The improvement reflects increased volume and material cost reductions, partially offset by $450 million of price reductions. Manufacturing cost savings were also realized as a result of our restructuring plans and continued efficiency improvements, partially offset by higher wages and increased U.S. pension and healthcare expenses. During the first quarter of 2002, we recorded a charge of $37 million related to our generator product line; this charge is explained below.

Depreciation and Amortization. Depreciation and amortization for 2002 was consistent with amounts for 2001, considering the $128 million long-lived asset write-downs included in depreciation and amortization in 2001, and $35 million of goodwill amortization in 2001.

Restructuring. The charges for 2002 are discussed in the "2003 vs. 2002 Employee and Product Line Charges" included above in the 2003 vs. 2002 analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The first quarter 2001 restructuring plans resulted in a charge of $536 million that included $492 million of employee costs (including postemployment benefits and special termination pension and postretirement benefits) and $44 million in other exit costs (principally lease termination and contract cancellation payments). The plans entailed the elimination of approximately 11,500 positions worldwide, comprised of 5,600 U.S. hourly employees, 2,000 U.S. salaried employees, and 3,900 employees in non-U.S. locations. We ultimately eliminated 11,440 positions and incurred costs of $530 million. For the U.S. hourly workforce, we reduced 5,400 positions against a plan of 5,600 positions. This shortfall occurred during the first quarter of 2002, due to minor variances in the execution of our restructuring plans. We eliminated 4,040 non-U.S. positions, slightly above the planned 3,900 positions, and we eliminated 2,000 U.S. salaried employee positions as planned. Total cash paid for the first quarter 2001 restructuring plan was $457 million, with $413 million for employee costs and $44 million for other exit costs. We also had $73 million of non-cash charges, principally for special termination pension and postretirement benefits. Upon completion of our plans, in the first quarter of 2002, we reversed $6 million of the original $536 million charge on the Employee and Product Line Charges line in our Consolidated Statements of Operations. The $6 million is a result of the minor shortfall in head count noted previously, as well as slight favorable variances in the costs actually incurred under the various initiatives. This reversal was netted against the 2002 restructuring charge explained above.

Following is a summary of our 2002 and 2001 restructuring actions (in millions):

	Employee Costs			
Restructuring Actions	**Cash**	**Non-Cash**	**Other Cash Exit Costs**	**Total**
First Quarter 2001 Restructuring Charge	$ 419	$ 73	$ 44	$ 536
2001 Usage	(321)	(72)	(22)	(415)
Balance at December 31, 2001	98	1	22	121
2002 adjustment due to change in estimate	(6)	—	—	(6)
2002 Usage	(92)	(1)	(22)	(115)
Balance at December 31, 2002	$ —	$ —	$ —	$ —

As of December 31, 2001, we planned to dispose of our generator product line. The total loss recorded in 2001 related to the planned disposal of this product line was $194 million ($125 million after-tax). In the first quarter of 2002, we recorded an additional loss of $37 million ($24 million after-tax), reflecting additional anticipated employee-related payments, due to changes in the proposed disposition at that time. The total recorded loss of $231 million ($149 million after-tax) included a charge to depreciation and amortization of $56 million ($36 million after-tax) to write-down fixed assets to net realizable value, a total charge to cost of sales of $96 million to write-down inventory in the business to net realizable value, a charge to cost of sales of $75 million for contractually required payments (principally employee related), and $4 million to write-down other assets.

In July 2002, we determined that we would not complete the transaction and began a process to wind down this product line. However, due to the change from our original plan to sell this product line, in the second quarter of 2002, we reclassified the generator product line as held for use from held for sale. No additional adjustments were required as the result of the reclassification. Of the total recorded loss of $231 million ($149 million after-tax) associated with the wind down of this product line, $37 million ($24 million after-tax) for contractually required payments (principally employee related) was recorded in cost of sales during the first quarter of 2002.

Operating Income (Loss). Operating income was $688 million for 2002 compared to operating loss of $(325) million in 2001. The operating income for 2002 includes charges of $37 million in costs of sales and $225 million in employee and product line charges (the "2002 Charges"). Similarly, the operating loss for 2001 includes the first quarter 2001 restructuring and impairment charges of $599 million and the fourth quarter 2001 product line impairment and other charges of $203 million (the "2001 Charges"), as well as the 2001 goodwill amortization of $35 million. Management reviews our sector operating results excluding the 2002 Charges, the 2001 Charges and the 2001 goodwill amortization. Accordingly, we have separately presented such amounts in the table below:

Management's Discussion and Analysis of Financial Condition and Results of Operations

(in millions)

Year Ended December 31,	2002	2001
Product Sector		
Dynamics, Propulsion & Thermal	$ 407	$ 150
Electrical, Electronics, Safety & Interior	976	679
Automotive Holdings Group	(375)	(248)
Other	(58)	(69)
Subtotal	950	512
2002 Charges (a) and 2001 Charges (b)	(262)	(837)
Total operating income (loss)	$ 688	$(325)

(a) *Represents the 2002 Charges of $78 million for Dynamics, Propulsion & Thermal, $64 million for Electrical, Electronics, Safety & Interior, $104 million for Automotive Holdings Group and $16 million for Other.*

(b) *Represents the 2001 goodwill amortization of $35 million comprised of $20 million for Dynamics, Propulsion & Thermal and $15 million for Electrical, Electronics, Safety & Interior and the 2001 Charges of $802 million comprised of $310 million for Dynamics, Propulsion & Thermal, $189 million for Electrical, Electronics, Safety & Interior, $277 million for Automotive Holdings Group and $26 million for Other.*

The increase in operating income by sector from 2001 primarily reflects increased volume and material cost reductions, partially offset by approximately $450 million of price reductions. Manufacturing cost savings were also realized as a result of our restructuring plans and continued efficiency improvements, partially offset by higher wages and increased U.S. pension and healthcare expenses. The increase in net sales attributable to currency exchange rates did not significantly impact our operating income as we manage our currency exposures through hedging techniques, including derivative instruments.

Interest Expense. Interest expense decreased by $31 million primarily attributable to lower interest rates during 2002.

Other Income (Expense), Net. Other income (expense), net was $32 million in 2002 as compared to other income (expense), net of $(22) million in 2001. Excluding the first quarter 2001 impairment of $18 million and the fourth quarter impairments of $52 million, 2001 other income, net was $48 million. The decrease from 2001 as adjusted, is primarily due to increased minority interest expense for our consolidated joint ventures, primarily in China.

Taxes. Our effective tax rate for 2002 was 35% compared to 30% for 2001. These rates reflect our inability, in certain jurisdictions, to fully tax effect the restructuring initiatives and a portion of the fourth quarter 2001 impairment charges. Our effective tax rate, in both years, excluding the net restructuring and product line charges in 2002 and restructuring and impairment charges and goodwill amortization in 2001 was 35%.

LIQUIDITY AND CAPITAL RESOURCES

Overview of Capital Structure

Our objective is to appropriately finance our business through a mix of long-term and short-term debt, and to ensure that we have adequate access to liquidity. Of our $3.2 billion of outstanding debt at year-end 2003, $2.0 billion was senior, unsecured debt with maturities ranging from 2006–2029. This long-term debt primarily finances our long-term fixed assets. As of December 31, 2003, we have $0.8 billion of short-term debt. We have highly varying needs for short-term working capital financing as a result of the nature of our business. Our cash flows during the year are impacted by the volume and timing of vehicle production, which includes a halt in certain operations of our North American customers for approximately two weeks in July and one week in December and reduced production in July and August for certain European customers. We finance our working capital through a mix of committed facilities, including receivables securitization programs, and uncommitted facilities including, bank lines, and factoring lines and to a certain extent, commercial paper. Although the latter group is not committed, we expect these facilities typically would be available to us, if and when needed. We also maintain $3.0 billion of committed credit facilities, which we have had in place since our Separation from GM. We have never used any of the $3.0 billion of committed credit facilities. We view these facilities as providing an ample source of back-up liquidity that is available in case of an unanticipated event. At December 31, 2003, our debt was $3.2 billion, which includes $0.4 billion of junior subordinated notes due to Delphi Trust I and II, which are discussed below.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our capital planning process is focused on ensuring that we use our cash flow generated from our operations in ways that enhance the value of our company. Historically, we used our cash for a mix of activities focused on revenue growth, cost reduction, balance sheet strengthening and to pay dividends. In 2003, we used our cash primarily for balance sheet strengthening, dividends and funding our employee and product line programs, as we contributed a significant portion of our cash to our pension plans. In 2004, we plan to use our cash to strengthen our balance sheet, reduce costs and to continue to pay dividends at historical levels. As part of our capital planning, we have taken into account that we currently have ERISA pension funding minimums of $1.2 billion over the next two years, including $0.3 billion in 2004. Based upon overall macro economic conditions, we could face additional ERISA minimums in 2006. As discussed further in "Outlook -U.S. Pension Plans and Other Postretirement Benefits," we currently anticipate contributing $0.6 billion to our pension plans in 2004, which results in a prefunding of $0.3 billion. In addition, we anticipate $0.4 billion of product line and employee cost payments, from our restructuring programs announced in October 2003, and $0.2 billion of dividends in 2004. We expect that we will be able to fund these amounts with cash flow from operations. We further expect that we will be able to fund our longer-term requirements, including repayments of debt securities and payments for purchase options and residual value guarantees on operating leases, if exercised, as they become due.

2003 Financing Activity

In July 2003, we issued 6.50% unsecured notes (the "Notes") with an aggregate principal amount of $500 million, which mature on August 15, 2013. We issued these Notes in the anticipation of the maturity of $500 million of 5-year notes issued in 1999 (the "1999 Notes") and due in May 2004. We made the decision to issue the new notes in 2003 to eliminate rollover risk and to take advantage of relatively low interest rates. Consequently, we do not anticipate a need to issue any additional long-term debt in 2004 when the 1999 Notes come due. We will pay interest on the newly issued Notes on February 15 and August 15 of each year beginning February 15, 2004. Our next maturity of $500 million of long-term unsecured debt comes due on June 15, 2006, and bears interest at 6.55%. Thereafter, we have $500 million of securities bearing interest at 6.50% and maturing on May 1, 2009, and $500 million of securities bearing interest at 7.125% and maturing on May 1, 2029.

We issued two series of trust preferred securities in the fourth quarter of 2003. The net proceeds of $0.4 billion from these issuances were immediately contributed to our U.S. pension plans. The details of our trust preferred securities offerings are as follows:

- In October 2003, Delphi Trust I ("Trust I"), a wholly-owned subsidiary of Delphi, issued 10,000,000 shares of 8¼% Cumulative Trust Preferred Securities, with a liquidation amount of $25 per trust preferred security and an aggregate liquidation preference amount of $250 million. These securities are listed on the New York Stock Exchange under the symbol DPHprA. The sole assets of Trust I are $257 million of aggregate principal amount of Delphi junior subordinated notes due 2033. Trust I will pay cumulative cash distributions at an annual rate equal to 8¼% of the liquidation amount on the preferred securities.
- In November 2003, Delphi Trust II ("Trust II"), a wholly-owned subsidiary of Delphi, issued 150,000 shares of Adjustable Rate Trust Preferred Securities with a five-year initial rate of 6.197%, a liquidation amount of $1,000 per trust preferred security and an aggregate liquidation preference amount of $150 million. The sole assets of Trust II are $155 million aggregate principal amount of Delphi junior subordinated notes due 2033. Trust II pays cumulative cash distributions at an annual rate equal to 6.197% of the liquidation amount during the initial fixed rate period (which is through November 15, 2008) on the preferred securities.

To increase our access to committed sources of short-term financing, in November 2003, we entered into a €330 million ($415 million at December 31, 2003 currency exchange rates) and £30 million ($54 million at December 31, 2003 currency exchange rates) trade receivable securitization program for certain of our European accounts receivable. We intend to use this program when cost competitive. As of December 31, 2003, we had no accounts receivable transferred under this program; in January 2004, we borrowed €222 million and £11 million under this program, which will be recorded as short-term debt. The program expires on November 4, 2004 and can be extended, based upon the mutual agreement of the parties. Additionally, the European program contains financial and other covenants similar to our revolving credit facilities (discussed below) that, if not met, could result in a termination of the agreement. At December 31, 2003, we were in compliance with all such covenants.

Available Credit Facilities

In 2003, we renewed our 364-day $1.5 billion committed Credit Facility, extending its maturity from June 2003 to June 2004. We have consistently renewed this credit facility on an annual basis. In addition, we maintain a $1.5 billion 5-year Credit Facility that expires June 2005. We have never borrowed under either of these Credit Facilities, and as of December 31, 2003, there were no amounts outstanding. Our Credit Facilities also contain certain affirmative and negative covenants including a financial covenant requirement for a debt to EBITDA coverage ratio not to exceed 3.25 to 1. In addition, certain of our lease facilities discussed below contain cross-default provisions to our Credit Facilities. We were well within the financial covenant and in compliance with all other covenants as of December 31, 2003.

Structured Financial Transactions

In the first quarter of 2003, we entered into a $500 million revolving accounts receivable securitization program in the United States ("U.S. Facility Program"). This program has been accounted for as the sale of accounts receivable. As of December 31, 2003, we had approximately $323 million of accounts receivable sold under this program. The U.S. Facility Program expires on March 29, 2004 and can be extended on an annual basis for two additional 364-day periods. Additionally, the U.S. Facility Program contains financial and other covenants similar to our revolving credit facilities that, if not met, could result in a termination of the agreement. At December 31, 2003, we were well within compliance with the financial covenant and all other covenants. From time to time, certain subsidiaries may also sell receivables in the normal course of their operations. Such sales are generally consistent year to year and do not significantly impact our liquidity.

We lease certain property, primarily land and buildings that are used in our operations, under leases commonly known as synthetic leases. These leases, which are accounted for as operating leases, provide us tax treatment equivalent to ownership, and also give us the option to purchase these properties at any time during the term or to cause the properties to be remarketed upon lease expiration. In June 2003, we entered into new five-year leases with a bank for our corporate headquarters and two manufacturing sites. In aggregate, our purchase price under such leases, if we choose to exercise such option, approximates $100 million. The leases also provide that if we do not exercise our purchase option upon expiration of the term and instead elect our remarketing option we will pay any difference between the $100 million purchase option amount and the proceeds of remarketing, up to a maximum of approximately $67 million. At December 31, 2003, the aggregate fair value of these properties exceeds the minimum value guaranteed upon exercise of the remarketing option. Upon entering into the agreement, we recorded our estimate of the fair value of the residual value guarantee of $3 million as a long-term liability. Under the leases we also provide certain indemnities to the lessor, including environmental indemnities. Due to the nature of such potential obligations, it is not possible to estimate the maximum amount of such exposure or the fair value. However, we do not expect such amounts, if any, to be material. In addition, the leases contain certain covenants and cross-default provisions to our Credit Facility, which would require us to pay the full $100 million if we default on our obligations under the leases. We have an additional synthetic lease, for an operation in Ohio, which continues to qualify as an operating lease under generally accepted accounting principles after the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46"), as revised in December 2003. Our purchase price option on this facility is $28 million and we have a guaranteed residual value of $22 million.

Customer Financing Programs

Since our separation, we have maintained a program with the General Electric Capital Corporation ("GECC") that allowed our suppliers to factor their receivables from us to GECC for early payment. This program also allowed us to have GECC pay our suppliers on our behalf, providing extended payment terms to us. Historically, we classified amounts factored by our suppliers but not beyond our standard supplier payment terms as accounts payable on our balance sheet. We classified amounts beyond our standard payment terms as short-term debt. In late 2003, we determined that all of the payables, including payables due under the normal payment terms associated with this program should be classified as debt. As a result, our year-end 2003 and 2002 short-term debt balances include $168 million and $164 million, respectively, of accounts payable that were factored by our suppliers to GECC but of which we are still within our stated payment terms to our customer. Our year-end 2002 short-term debt balances also include $287 million of payables that are beyond their standard payment terms. There were no payables beyond their stated terms at December 31, 2003.

Some of our customers have similar arrangements with GECC, which allows us to sell certain of our customer receivables, at a discount, to GECC on a non-recourse basis. When we participate in one of these programs, our receivables are reduced and our cash balances are increased. We did not participate in this program at December 31, 2003; at December 31, 2002, our receivables were reduced by $490 million as a result of this program.

Cash Requirements

The following table summarizes our expected cash outflows resulting from financial contracts and commitments. We have not included information on our recurring purchases of materials for use in our manufacturing operations. These amounts are generally consistent from year to year, closely reflect our levels of production, and are not long-term in nature (less than three months).

(in millions)

Payments due by Period	Total	2004	2005 & 2006	2007 & 2008	Thereafter
Debt and capital lease obligations	$2,823	$ 801	$ 518	$ 6	$1,498
Junior subordinated notes due to Delphi Trust I and Trust II	412	—	—	—	412
Operating lease obligations	477	131	188	94	64
Contractual commitments for capital expenditures	880	869	11	—	—
Other contractual purchase commitments, including information technology	1,087	332	518	235	2
Total (1)	$5,679	$2,133	$1,235	$335	$1,976

(1) The amounts above exclude our minimum funding requirements as set forth by ERISA, which are $1.2 billion over the next two years, including $0.3 billion in 2004. Our minimum funding requirements after 2004 are dependent on several factors. We also have payments due under our other postretirement benefit ("OPEB") plans. These plans are not required to be funded in advance, but are pay as you go. See further discussion in "Outlook – U.S. Pension Plans and Other Postretirement Benefits" below.

We have no financial commitments (such as lines of credit, standby lines of credit, standby repurchase obligations, or guarantees of such items) to or on behalf of entities that are excluded from our consolidated financial statements. From time to time we enter into purchase commitments with our suppliers under customary purchase order terms. Any significant losses implicit in these contracts would be recognized in accordance with generally accepted accounting principles. At December 31, 2003, no such losses existed.

Credit Ratings

Delphi is rated by Standard & Poor's, Moody's and Fitch Ratings. We currently have long-term credit ratings of BBB-/Baa2/BBB, respectively, and short-term credit ratings of A3/P2/F2, respectively, which were reviewed by the rating agencies in November 2003. Our goal is to maintain solid investment grade credit ratings. Although not currently anticipated, if we were downgraded by Moody's to Baa3, our facility fee and borrowing costs under our existing five-year Credit Facility would increase, although availability would be unaffected. However, we currently have no amounts outstanding under such facilities and do not expect that we will need to draw on these facilities even in the event of such a downgrade. In the event of a further downgrade to BB+/ Baa3/BBB-, we believe we would continue to have access to sufficient liquidity; however, our cost of borrowing would further increase and our ability to tap certain financial markets may be limited.

Capital Expenditures

Our capital expenditure program promotes our growth-oriented business strategy by investing in existing core areas, where efficiencies and profitability can be enhanced, and by targeting funds for new innovative technologies, where long-term growth opportunities can be realized. Capital expenditures by product sector and geographic region for the periods presented were:

(in millions)

Year Ended December 31,	2003	2002	2001
Dynamics, Propulsion & Thermal	$ 468	$ 472	$ 528
Electrical, Electronics, Safety & Interior	448	447	446
Automotive Holdings Group	79	109	74
Other	10	7	9
Total capital expenditures	$1,005	$1,035	$1,057
North America	$ 687	$ 708	$ 699
Europe, Middle East & Africa	239	269	283
Asia-Pacific	55	39	56
South America	24	19	19
Total capital expenditures	$1,005	$1,035	$1,057

As of December 31, 2003, Delphi had approximately $880 million in outstanding capital commitments. We expect capital expenditures to be approximately $1.0 billion in 2004. We currently expect approximately 42% of our 2004 capital expenditures to occur outside North America.

Cash Flows

Operating Activities. Net cash provided by operating activities totaled $0.7 billion for the year ended December 31, 2003, compared to $2.1 billion in 2002 and $1.4 billion in 2001. Net cash provided by operating activities in 2003 was impacted by contributions to our U.S. pension plans of $1.0 billion and cash paid for employee and product line initiatives and lump sum contract signing bonuses totaling approximately $354 million. Sales under our new accounts receivable U.S. Facility Agreement effectively replaced sales under another program, which permitted us to sell certain accounts receivable on a non-recourse basis. As a result, the new Facility Agreement did not have a significant impact on our cash flow from operations. Net cash provided by operating activities in 2002 was impacted by a $400 million contribution to our U.S. pension plans and a $143 million second quarter payment to GM for previously recorded separation related obligations for other postretirement benefits. Net cash provided by operating activities in 2001 resulted from improved working capital management partially offset by a $205 million payment to GM for previously recorded separation related obligations.

Investing Activities. Cash flows used in investing activities totaled $1.0 billion for both years ended December 31, 2003 and 2002, and $1.4 billion for the year ended December 31, 2001. The principal use of cash in 2003, 2002 and 2001 reflects capital expenditures related to ongoing operations. Additionally, in 2003, we acquired Grundig Car InterMedia System GmbH for approximately $39 million, net of cash acquired, and in 2001, we acquired Delphi Mechatronic Systems and Delphi Connections Systems-Specialty Electronics for an aggregate of approximately $0.3 billion.

Financing Activities. During 2003, our financing activity resulted in cash proceeds of $894 million from the debt and trust preferred issuances discussed above. In addition, we repaid approximately $643 million of short-term debt and paid $157 million of dividends. Cash used in financing activities during 2002 represented repayment of commercial paper and dividend and treasury stock purchases partially offset by increased borrowings of short-term debt. Cash provided by financing activities for 2001 includes the net proceeds from a $500 million public debt offering offset by repayments under our commercial paper program.

Dividends. The Delphi Board of Directors declared a dividend on Delphi common stock of $0.07 per share on March 26, June 18, September 3, and December 3, 2003, which were paid on May 5, July 29, October 14, 2003 and January 14, 2004, respectively.

Stock Repurchase Program. The Board of Directors has authorized the repurchase of up to 19 million shares of Delphi common stock to fund stock options and other employee benefit plans. We did not repurchase any shares during 2003. We repurchased approximately 11 million shares in the open market during 2002 and 2001, to offset the effect of shares issued under those plans and to provide for a more consistent number of shares outstanding.

Outlook

General. Consistent with the automotive supply industry generally, we continue to experience significant competitive pressure and expect to face continued downward cost expectations from vehicle manufacturers. However, our non-GM revenue is expected to grow. It grew by 16% during 2003, and represents 39% of our sales, up from 35% in the same period last year. We expect compounded annual non-GM revenue growth of at least 10% on a constant exchange rate basis over time. Driven by an outlook for strong non-GM sales growth, and assisted by restructuring and other cost reduction activities, we expect our first quarter 2004 sales to be in the range of $7.2 billion to $7.4 billion, in line with or slightly higher than our first quarter 2003 sales of $7.2 billion. On a year-over-year basis, currency exchange rates, principally the appreciation of the euro, is expected to add $200 million to revenue. We expect first quarter net income will be in the range of $30 million to $80 million, including expected employee and product line charges under programs announced in October 2003 of $45 to $65 million. In December 2003, we indicated that we expect 2004 sales to be in the range of $28.0 billion to $28.5 billion and our net income to be in the range of $400 million to $500 million, excluding any employee and product line charges under our October 2003 programs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Delphi continues to implement productivity improvements and streamline activities designed to reduce overhead and improve manufacturing processes. In addition, we continue to streamline our portfolio, reduce excess capacity and operating costs, and respond to global industry conditions and increased employee related costs such as U.S. health care and pensions as well as wages in non-U.S. locations. We anticipate significant flowback of UAW represented Delphi employees to GM and are currently negotiating a competitive new hire wage and benefit agreement with the UAW. AHG is designed to provide a better environment for all of our stakeholders. Each of the product lines and sites within AHG has its own unique set of challenges that require us to be flexible and creative in our ongoing efforts to find solutions. We are engaged in dialogue with the UAW regarding our plans for consolidation of three AHG sites: Olathe, Kansas; Tuscaloosa, Alabama; and Flint West, Michigan. An agreement is in place with the IUE-CWA to source a certain product line in our Anaheim, California facility, presently part of AHG, to another facility.

In addition to conditions in our market and the economy as a whole, we depend on GM as a customer. GM accounted for 61% of our net sales for 2003. Our sales to GM have declined since our separation from GM; principally due to lower GM production, the impact of customer driven price reductions and the elimination of non-profitable businesses, as well as GM's diversification of its supply base and ongoing changes in our vehicle content and the product mix supplied to them. We continue to exit some businesses as part of our portfolio review process. Reflecting these and other factors, we expect our sales to GM to decline over time. If we are unable to compete effectively for new business with GM's other suppliers, our revenues may decline further. In the fourth quarter of 2003, Delphi and GM reached an agreement on a growth and opportunity process that provides for advanced review of sourcing opportunities, which should stabilize business at Delphi's U.S. legacy sites. While we intend to continue to focus on retaining and winning GM's business, we cannot ensure that we will succeed in doing so. Additionally, our revenues may be affected by increases or decreases in GM's business or market share as well as cost-reduction initiatives. Our GM North America content per vehicle for 2003 was $2,710, which was slightly higher than the previously expected content per vehicle of $2,675. We anticipate that our 2004 content per vehicle will be $2,571. We continue to project our sales beyond 2003 to grow modestly assuming projected production levels, with non-GM sales increasing and GM sales decreasing.

We face an inherent business risk of exposure to product liability and warranty claims in the event that our products fail to perform as expected and such failure of our products results, or is alleged to result, in bodily injury and/or property damage. In addition, as we actively pursue additional technological innovation in both automotive and non-automotive industries and enhance the value of our intellectual property portfolio, we incur ongoing costs to enforce and defend our intellectual property and face an inherent risk of exposure to the claims of other suppliers and parties that we have allegedly violated their intellectual property rights. We cannot ensure that we will not experience any material warranty, product liability or intellectual property claim losses in the future or that we will not incur significant costs to defend such claims. In addition, if any of our products are or are alleged to be defective, we may be required to participate in a recall involving such products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. A recall claim brought against us, or a product liability claim brought against us in excess of our available insurance, may have a material adverse effect on our business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. Depending on the terms under which we supply products to a vehicle manufacturer, a vehicle manufacturer may attempt to hold us responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties, when the product supplied did not perform as represented. Accordingly, although we cannot ensure that the future costs of warranty claims by our customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements. Our warranty reserves are based upon our best estimates of amounts necessary to settle future and existing claims. We regularly evaluate the level of these reserves, and adjust them when appropriate. However, the final amounts determined to be due related to these matters could differ materially from our recorded estimates.

U.S. Pension Plans and Other Postretirement Benefits. Delphi sponsors defined benefit pension plans covering a significant percentage of our U.S workforce and certain of our non-U.S. workforce. On December 31, 2003, the projected benefit obligation ("PBO") exceeded the market value of the plan assets by $4.0 billion, compared to $4.1 billion at December 31, 2002; the decrease is explained as follows:

(in billions)

	Underfunded Status (PBO basis)
December 31, 2002	$(4.1)
Pension contributions	1.0
2003 asset returns – 20%	1.2
Impact of discount rate decrease by 50 basis points to 6.25%	(0.6)
Contract impact	(0.5)
Interest and service cost	(0.9)
Other	(0.1)
December 31, 2003	$(4.0)

While the recent interest rate and asset return environment has significantly impacted the funded status of our plans, Delphi did not have minimum funding requirements, as set forth in the employee benefit and tax laws, during 2003. Our 2004 minimum funding requirement of approximately $0.3 billion is less than our planned 2004 contribution of $0.6 billion. While contributions subsequent to 2004 are dependent on asset returns and a number of other factors, if we make contributions of $0.6 billion in 2004, we will be required by employee benefit and tax laws to make contributions of approximately $0.6 billion in 2005, assuming that the contributions are made prior to June 15 each year, and approximately $1.0 billion in 2006. These contribution estimates assume new legislation related to the funding discount rate will be passed in 2004 to modify the rules that expired during 2003. If the legislation is not passed, it is likely that Delphi's minimum funding requirements, as set forth in employee benefit and tax laws, for 2005 and 2006 could increase by up to $0.3 billion per year.

The discount rate that we utilize for determining future pension obligations is based on a review of long-term bonds, including published indices, which receive one of the two highest ratings given by recognized rating agencies. The discount rate determined on that basis decreased from 6.75% for 2002 to 6.25% for 2003. This 50 basis point decline in the discount rate had the effect of increasing the underfunded status of our U.S. pension plans by approximately $0.6 billion.

For 2003, Delphi assumed a long-term asset rate of return of 9%. We will also utilize a 9% long-term asset rate of return assumption in 2004. In developing the 9% expected long-term rate of return assumption, we evaluated input from our third party pension plan asset managers, including a review of asset class return expectations and long-term inflation assumptions. We also considered Delphi's post-spin off and GM's pre-spin off historical 15-year compounded return (period ended December 31, 2002), which was in line with our long-term rate of return assumption. The 9% long-term asset return assumption for 2004 is based on an asset allocation assumption of 50%-75% with U.S. and international equity managers, 25%-40% with fixed income managers, and 0%-10% with other asset managers (primarily real estate). Delphi's asset managers regularly review the actual asset allocation and periodically rebalance our investments to our targeted allocation when considered appropriate. At December 31, 2003, our actual asset allocation was consistent with our asset allocation assumption.

We base our determination of the asset return component of pension expense on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded. As of December 31, 2003, we had cumulative asset losses of approximately $0.5 billion, which remain to be recognized in the calculation of the market-related value of assets.

The declining interest rate environment and varying asset returns versus expectations in 2001, 2002 and 2003 resulted in an accumulated actuarial loss of $3.5 billion at December 31, 2003. Of this amount, $0.5 billion represents the deferred market value of assets adjustment and is not considered when determining 2004 pension expense. In accordance with pension accounting rules, an additional $1.1 billion is excluded when determining 2004 pension expense. The remaining actuarial loss of $1.9 billion at December 31, 2003 is amortized over the remaining service life of our pension plan participants. Our expense related to actuarial losses in 2004 will be approximately $30 million higher than in 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Delphi's U.S. pension expense was $479 million, $293 million and $233 million in 2003, 2002 and 2001, respectively. For 2004, we expect pension expense to exceed 2003 pension expense by approximately $0.1 billion. Most of the increase relates to the new labor contract, with the 50 basis point ("bp") decline in the discount rate offset by favorable 2003 assets returns and other factors including contributions. These increases include the impact of the amortization of actuarial losses mentioned above. As required by accounting rules, our pension expense for 2004 is determined at the end of December 2003. However, for purposes of analysis, the following table highlights the sensitivity of our pension obligations and expense to changes in assumptions:

Change in Assumption	Impact on Pension Expense	Impact on PBO
25 bp decrease in discount rate	+ $20 to 30 Million	+ $0.3 Billion
25 bp increase in discount rate	– $20 to 30 Million	– $0.3 Billion
25 bp decrease in long-term return on assets	+ $15 to 20 Million	—
25 bp increase in long-term return on assets	– $15 to 20 Million	—

Pension accounting rules also require us to record a charge to stockholders' equity when certain conditions are met. As of December 31, 2003, our charge to stockholders' equity was $2,118 million, which was substantially the same as last year's charge to stockholders' equity of $2,098 million.

In addition, we maintain postretirement benefit plans other than pensions that are not funded. At December 31, 2003 and 2002, the amount reflected in our consolidated balance sheet for other postretirement benefit obligations were $6.1 billion and $5.5 billion, respectively. These plans do not have minimum funding requirements, but rather are "pay as you go." As we currently have 0.25 retirees for each active employee, the cash costs that we incur are lower than the actual expenses. During 2003, we incurred approximately $170 million of cash costs including approximately $50 million of payments to GM for certain of our former employees that flowed back to GM and had actuarially been determined to retire and $701 million of expense in 2003 related to these plans. A one percentage point increase in the assumed long-term health care trend rate would increase the aggregate service and interest cost components of the annual other postretirement benefit expense by approximately $120 million, and would have increased the related accumulated postretirement benefit obligation by $1.2 billion. A one percentage point decrease in the assumed health care trend rate would have decreased the aggregate service and interest cost components of other postretirement benefit expense by approximately $80 million, and would have decreased the related accumulated postretirement benefit obligation by $0.9 billion.

On December 8, 2003, President Bush signed the Medicare Prescription Drug, Improvement and Modernization Act into law. This law provides for a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the benefit established by the law. The federal subsidy included in the law results in a $0.5 billion reduction in our OPEB benefit obligation. However, the reduction is not reflected in our consolidated financial statements, because we used a September 30, 2003 measurement date. For 2004, we expect a net increase in our OPEB expense when compared to 2003. This increase reflects the favorable impact of the Medicare legislation offset by a 50 basis point decline in the discount rate and a change in our health care trend rate. Specific authoritative guidance, when issued by the FASB, could require us to re-determine the impact of this legislation. Delphi provides retiree drug benefits that exceed the value of the benefits that will be provided by Medicare Part D, and Delphi's retirees pay a premium for this benefit that is less than the Part D premium. Therefore Delphi has concluded that these benefits are at least "actuarially equivalent" to the Part D program so that Delphi will be eligible for the basic Medicare Part D subsidy.

INFLATION

Inflation generally affects Delphi by increasing the cost of labor, equipment and raw materials. We believe that, because rates of inflation in countries where we have significant operations have been moderate during the periods presented, inflation has not had a significant impact on our results of operations.

DEFERRED INCOME TAXES

As more fully described in Note 6 to our consolidated financial statements, at December 31, 2003, Delphi's consolidated balance sheet included a net deferred tax asset of approximately $4.1 billion. This net deferred tax asset relates to temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws. Components of this net deferred tax asset are subject to revaluation upwards or downwards if enacted tax rates expected to be applicable to the reversal of such temporary differences are increased or decreased. Legislation currently pending in the U.S. Congress could have the effect of reducing the tax rate applicable to certain portions of our income and, accordingly, could cause a reduction in the value of certain deferred tax assets. The amount of this reduction, if any, cannot be quantified until the legislation is enacted and the tax and accounting rules applicable thereto are clarified. Approximately $3.1 billion of the net deferred tax asset balance is related to our obligations for postretirement and pension benefits and approximately $0.8 billion, net of valuation allowance, is related to net operating loss carryforwards. Substantially all of the net deferred tax asset balance is with respect to U.S. Federal and state income taxes on such temporary differences. Realization of the net deferred tax asset is dependent upon profitable operations in the United States and certain other countries and future reversals of existing taxable temporary differences. Although realization is not assured, we believe that it is more likely than not that such benefits will be realized through the reduction of future taxable income. Management has considered various factors in assessing the probability of realizing these deferred tax assets including:

- Delphi's operating results, excluding the impact of special items, over the most recent three-year period and overall financial forecasts of book and taxable income for the 2004-2006 period.
- The ability to utilize tax planning, such as capitalization of research and experimentation costs for tax purposes, to manage the degree to which Delphi generates significant U.S. federal tax net operating losses.
- The extended period of time over which the tax assets can be utilized. Postretirement benefits become tax deductions over periods up to 50 years.

In addition to valuation allowances with respect to certain non-U.S. net operating loss carryforwards, we have recorded valuation allowances with respect to certain U. S. Federal short-lived carryforwards (e.g. capital loss, contribution and foreign tax credit carryforwards) but have not recorded valuation allowances with respect to U. S. Federal long-lived carryforwards (e.g. net operating loss and general business credit carryforwards).

ENVIRONMENTAL MATTERS

We are subject to the requirements of U.S. federal, state, local and non-U.S. environmental and occupational safety and health laws and regulations. These include laws regulating air emissions, water discharge and waste management. We have an environmental management structure designed to facilitate and support our compliance with these requirements globally. Although it is our intent to comply with all such requirements and regulations, we cannot provide assurance that we are at all times in compliance. We have made and will continue to make capital and other expenditures to comply with environmental requirements, although such expenditures were not material during the past three years and we do not expect such expenditures to be material in 2004. Environmental requirements are complex, change frequently and have tended to become more stringent over time. Accordingly, we cannot ensure that environmental requirements will not change or become more stringent over time or that our eventual environmental cleanup costs and liabilities will not exceed the amount of our current reserves.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See discussion in "Outlook – U.S. Pension Plans and Other Postretirement Benefits" on the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our evaluation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

We consider an accounting estimate to be critical if:

- It requires us to make assumptions about matters that were uncertain at the time we were making the estimate, and
- Changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

The table below presents information about the nature and rationale for Delphi's critical accounting estimates:

Balance Sheet Caption	Critical Estimate Item	Nature of Estimates Required	Assumptions/Approaches Used	Key Factors
Accrued liabilities and other long-term liabilities	Warranty obligations	Estimating warranty requires us to forecast the resolution of existing claims and expected future claims on products sold. Vehicle manufacturers (VMs) are increasingly seeking to hold suppliers responsible for product warranties, which may impact our exposure to these costs.	We base our estimate on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims and discussions with our customers.	• VM sourcing • VM policy decisions regarding warranty claims
Accrued liabilities and other long-term liabilities	Postemployment benefits (FAS 112)	Estimates of future costs associated with excess employees, including length of time, location and ultimate resolution of status.	We use our future production estimates combined with workforce geographic and demographic data to develop projections of time frames and related expenses.	• Employee decisions • Customer decisions • Discussions with unions
Pension and other postretirement benefits	Pension and other postretirement benefits	In calculating our obligation and expense, we are required to select certain actuarial assumptions, as more fully described in Note 11 to our consolidated financial statements. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs.	Our assumptions are determined based on current market conditions, historical information and consultation with and input from our actuaries and asset managers.	• Discount rates • Asset return assumptions • Actuarial assumptions (such as retirement age and mortality) • Health care inflation rates • See "Outlook – U.S. Pension Plans and Other Postretirement Benefits" above for additional details
Property, plant and equipment, goodwill and other long-term assets	Valuation of long-lived assets and investments	We are required from time-to-time to review the recoverability of certain of our assets based on projections of anticipated future cash flows, including future profitability assessments of various product lines.	We estimate cash flows using internal budgets based on recent sales data, independent automotive production volume estimates and customer commitments.	• Future production estimates • Customer preferences and decisions
Deferred income taxes	Recoverability of deferred tax assets (in particular, net operating loss carryforwards)	We are required to estimate whether recoverability of our deferred tax assets is more likely than not based on forecasts of taxable earnings in the related tax jurisdiction.	We use historical and projected future operating results, based upon approved business plans, including a review of the eligible carry-forward period, tax planning opportunities and other relevant considerations.	• Tax law changes • Variances in future projected profitability, including by taxing entity

In addition, there are other items within our financial statements that require estimation, but are not as critical as those discussed above. These include the allowance for doubtful accounts receivable and reserves for excess and obsolete inventory. Although not significant in recent years, changes in estimates used in these and other items could have a significant effect on our consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

All statements contained or incorporated in this report, to the extent they are not limited to historical fact, which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales, cash flow or earnings expectations, savings expected as a result of our global restructurings or other initiatives, portfolio restructuring plans, volume growth, share of sales, awarded sales contracts and customer diversification or statements expressing general optimism about future operating results) are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be subject to the safe harbor protection provided by this Act. These statements are made on the basis of management's current views and assumptions with respect to future events; as a result, there can be no assurance that management's expectations will necessarily come to pass. Delphi does not intend or assume any obligation to update any of these forward-looking statements. Principal important factors, risks and uncertainties, which may cause actual results to differ from those expressed in such forward-looking statements, include, but are not limited to:

- Our ability to execute our portfolio and other global restructuring and consolidation plans in a manner which satisfactorily addresses any resultant labor issues, antitrust, customer concerns, and other matters, any contingent liabilities related to divestitures or integration costs associated with acquisitions, and to achieve the benefits relating to reduced structural costs and improved earnings power that we expect from these plans.
- Our ability to achieve the labor benefits expected from our separation from GM.
- Our ability to generate cost savings and operational improvements in the future sufficient to offset contractually or competitively required price reductions, price reductions necessary to win additional business and increases in raw material or labor costs, including increased funding requirements for pensions or healthcare costs.
- Our ability to generate sufficient excess cash flow to meet increased pension and OPEB funding obligations, whether because of market volatility which adversely impacts our asset return expectations, the declining interest rate environment or otherwise.
- Our ability to maintain financial flexibility to make payments for pensions and other postretirement employee benefits, to implement capital expenditures and to maintain research and development spending, all at the levels and times planned by management.
- Our continued ability to increase sales to customers other than GM.
- Our continued dependence on GM as our largest customer and our ability to retain GM business, by continuing to satisfy GM's pricing, service, technology and increasingly stringent quality and reliability requirements, which, because we are GM's largest supplier, particularly affect us.
- Potential increases in our warranty costs, including increases due to any assertions by our customers that seek to hold suppliers responsible for warranty claims.
- Changes in the operations, financial condition, results of operations, market share or product offerings and pricing strategies of our customers, including our largest customer, GM, or significant business partners.
- Changes in economic conditions or political stability in the markets where our company procures material, components, and supplies for the production of our principal products or where our products are produced, distributed, or sold (i.e., North America, Europe, Latin America and Asia-Pacific).
- Currency exchange rate fluctuations in the markets in which we operate.
- Shortages of materials or interruptions in transportation systems, labor strikes, work stoppages, or other interruptions to or difficulties in the employment of labor or transportation in the markets where our company purchases material, components and supplies for the production of our products or where our products are produced, distributed or sold, whether as a result of labor strife, war, further acts of terrorism or otherwise.
- Significant changes in the competitive environment in the markets where our company purchases material, components and supplies for the production of our products or where our products are produced, distributed or sold.
- Significant downturns in the vehicle production rate in North America, Europe or other markets in which we operate and the cyclical nature of the automotive industry.
- Changes in the laws, regulations, policies or other activities of governments, agencies and similar organizations where such actions may affect the production, licensing, distribution or sale of our company's products, the cost thereof or applicable tax rates.
- Costs relating to legal and administrative proceedings (such as environmental, commercial, product liability and intellectual property related), including adverse judgments against Delphi if we fail to prevail in reversing such judgments, or associated with product recalls or warranty or adoption of new or updated accounting policies and practices.
- Our ability to respond to changes in technology and technological risks, to protect our patents and other intellectual property rights and to develop our intellectual property into commercially viable products.
- The impact of unusual items resulting from on-going evaluations of business strategies, asset valuations, acquisitions, divestitures and organizational structures.
- Our ability to adapt our product offerings to meet changing consumer preferences and vehicle manufacturer supply requirements on a timely, cost effective basis, and the ability to respond to competitive pressures and react quickly to other major changes in the marketplace.
- Other factors, risks and uncertainties detailed from time to time in our Securities and Exchange Commission filings.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risks from changes in currency exchange rates and certain commodity prices. In order to manage these risks, we operate a centralized hedging program that consists of entering into a variety of derivative contracts with the intent of mitigating our risk to fluctuations in currency exchange rates and commodity prices.

A discussion of our accounting policies for derivative instruments is included in Note 1 to our consolidated financial statements and further disclosure is provided in Note 16 to those consolidated financial statements. We maintain risk management control systems to monitor exchange and commodity risks, and related hedge positions. Positions are monitored using a variety of analytical techniques including market value and sensitivity analysis. The following analyses are based on sensitivity tests, which assume instantaneous, parallel shifts in currency exchange rates and commodity prices. For options and instruments with non-linear returns, appropriate models are utilized to determine the impact of shifts in rates and prices.

CURRENCY EXCHANGE RATE RISK

We have currency exposures related to buying, selling and financing in currencies other than the local currency in which we operate. These exposures may impact future earnings and/or operating cash flows. In some instances, we choose to reduce our exposures through financial instruments (hedges) that provide offsets or limits to our exposures, which are opposite to the underlying transactions. Currently, our most significant currency exposures relate to the Mexican peso, Polish zloty, Chinese Yuan, Hungarian Forint, Singapore dollar, Canadian dollar, Japanese yen, and euro. As of December 31, 2003 and 2002, the net fair value asset of all financial instruments with exposure to currency risk was approximately $487 million and $114 million, respectively. The potential loss in fair value for such financial instruments from a hypothetical 10% adverse change in quoted currency exchange rates would be approximately $77 million at December 31, 2003 and $68 million at December 31, 2002. The potential gain in fair value for such financial instruments from a hypothetical 10% favorable change in quoted currency exchange rates would be approximately $83 million at December 31, 2003 and $85 million at December 31, 2002. The impact of a 10% change in rates on fair value differs from a 10% change in the net fair value asset due to the existence of hedges. The model assumes a parallel shift in currency exchange rates; however, currency exchange rates rarely move in the same direction. The assumption that currency exchange rates change in a parallel fashion may overstate the impact of changing currency exchange rates on assets and liabilities denominated in currencies other than the U.S. dollar.

COMMODITY PRICE RISK

Commodity swaps and option contracts are executed to offset our exposure to the potential change in prices mainly for various non-ferrous metals used in the manufacturing of automotive components. The net fair value of our contracts was an asset of approximately $29 million and a liability of $2 million at December 31, 2003 and December 31, 2002, respectively. If the price of the commodities that are being protected by our commodity swaps and options contracts changed adversely by 10%, the December 31, 2003 fair value assets of our commodity swaps and options contracts would decrease by $15 million to $14 million, and the December 31, 2002 fair value liability would increase $13 million to $15 million. If the price of the commodities that are being protected by our commodity swaps and options contracts changed favorably by 10%, the fair value of our commodity swaps and options contracts would increase by $15 million and the December 31, 2002 fair value would decrease by $13 million. The changes in the net fair value liability differ from 10% of those balances due to the relative differences between the underlying commodity prices and the prices in place in our commodity swaps and options contracts. These amounts exclude the offsetting impact of the price risk inherent in the physical purchase of the underlying commodities.

INTEREST RATE RISK

A portion of our borrowings from third party credit sources is comprised of $2.9 billion in fixed rate term debt and junior subordinated notes underlying our trust preferred securities. We also issue commercial paper and factor accounts receivable in the U.S., Europe, and Asia. Our outstanding commercial paper balance was $0.3 billion at December 31, 2002 and decreased to $0.1 billion at December 31, 2003. The maturities on commercial paper have been short-term with the majority maturing within one month. When commercial paper matures, it may be re-issued at the then current market rate. In addition, factoring programs fees are based upon an interest rate component. However, given our reliance on fixed rate borrowings to fund long-term requirements, we believe our interest rate risk exposure is limited and accordingly, we do not have any outstanding derivative instruments to manage interest rate risk as of December 31, 2003.

Responsibility for Consolidated Financial Statements

Management is responsible for the preparation and presentation of our consolidated financial statements. These statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, as such, include amounts based on management judgments and estimates. We are further responsible for maintaining an internal control structure designed to provide reasonable assurance that the books and records reflect the transactions of Delphi and that established policies and procedures are appropriately followed.

Deloitte & Touche LLP, an independent audit firm, is engaged to audit our consolidated financial statements. The audit is conducted in accordance with auditing standards generally accepted in the United States of America that comprehend the consideration of internal control and tests of transactions to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management. The independent auditors' report follows this report.

The Board of Directors, through the Audit Committee (composed entirely of independent Directors) is responsible for assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements. The Audit Committee selects the independent auditors (subject to shareholder ratification) and reviews the scope of the audits and the accounting principles being applied in financial reporting. The independent auditors, representatives of management, and the Vice President of Corporate Audit Services meet regularly (separately and jointly) with the Audit Committee to:

- Review the activities of each,
- Ensure that each is properly discharging its responsibilities,
- Review any audit significant findings or recommendations, and
- Assess the effectiveness of internal controls.

Each quarter, the Audit Committee meets with management and privately with the independent auditors in advance of the public release of operating results and filing of annual and quarterly reports with the Securities and Exchange Commission. It is management's conclusion that internal controls at December 31, 2003 provide reasonable assurance that the books and records reflect the transactions of Delphi and that the businesses comply with established policies and procedures. Deloitte & Touche LLP has full and free access to meet with the Audit Committee, without management representatives present, to discuss the results of the audit, the adequacy of internal control, and the quality of financial reporting.

We also have policies and procedures designed to ensure that our corporate governance practices are consistent with the corporate governance requirements of the Sarbanes-Oxley Act of 2002 and with the listing requirements of the New York Stock Exchange. These practices include:

- Clear corporate governance policies,
- A majority of our Board is independent from Delphi and its management,
- Independent members of our Board meet regularly without management,
- All of our Board Committees have charters that clearly establish roles and responsibilities,
- A formal code of ethics, "Foundation for Excellence" which applies to all of our employees, including our Board and our senior management, and
- We have an ethics "hot-line" available to all employees globally.

We are committed to clear, deliberate and sound corporate governance and business practices and transparency in our financial reporting.

J.T. Battenberg III Chairman, Chief Executive Officer and President	Alan S. Dawes Vice Chairman and Chief Financial Officer	John D. Sheehan Chief Accounting Officer and Controller

NEW YORK STOCK EXCHANGE (NYSE) ADDITIONAL INFORMATION

J.T. Battenberg III, Chairman, Chief Executive Officer and President will deliver the annual certification required by the NYSE as to our continued compliance with the NYSE's corporate governance listing standards. In addition, Mr. Battenberg and Alan S. Dawes, Vice Chairman and Chief Financial Officer have delivered all certifications required by the Securities and Exchange Commission (SEC), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to Delphi's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC.

Independent Auditors' Report

Deloitte & Touche

Delphi Corporation:

We have audited the accompanying consolidated balance sheets of Delphi Corporation ("Delphi") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the management of Delphi. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Delphi as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2003 Delphi changed its method of determining the cost of certain inventories from the last-in, first-out method to the first-in, first-out method. The consolidated financial statements presented for 2002 and 2001 have been adjusted to give retroactive effect to the change.

Deloitte & Touche LLP

Detroit, Michigan
January 26, 2004

Consolidated Statements of Operations

(in millions, except per share amounts)

Year Ended December 31,	2003	2002	2001
Net sales:			
General Motors and affiliates	$17,028	$17,862	$17,624
Other customers	11,068	9,565	8,464
Total net sales	28,096	27,427	26,088
Less operating expenses:			
Cost of sales, excluding items listed below	24,980	24,016	23,257
Selling, general and administrative	1,588	1,510	1,470
Depreciation and amortization	1,110	988	1,150
Employee and product line charges	396	225	536
Total operating expenses	28,074	26,739	26,413
Operating income (loss)	22	688	(325)
Less: interest expense	(198)	(191)	(222)
Other income (expense), net	34	32	(22)
Income (loss) before income taxes	(142)	529	(569)
Income tax expense (benefit)	(86)	187	(173)
Net income (loss)	$ (56)	$ 342	$ (396)
Earnings per share			
Basic and diluted	$ (0.10)	$ 0.61	$ (0.71)

See notes to consolidated financial statements.

Delphi Corporation

Consolidated Balance Sheets

(in millions) December 31,	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 880	$ 1,014
Accounts receivable, net:		
General Motors and affiliates	2,326	2,304
Other customers	1,438	1,712
Retained interest in receivables	717	—
Inventories, net	1,996	1,962
Deferred income taxes	420	431
Prepaid expenses and other	269	241
Total current assets	8,046	7,664
Long-term assets:		
Property, net	6,167	5,944
Deferred income taxes	3,835	3,649
Goodwill, net	776	699
Pension intangible assets	1,167	751
Other	913	731
Total assets	$20,904	$19,438
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable and current portion of long-term debt	$ 801	$ 846
Accounts payable	3,158	2,896
Accrued liabilities	2,232	2,118
Total current liabilities	6,191	5,860
Long-term liabilities:		
Long-term debt	2,022	2,084
Junior subordinated notes due to Delphi Trust I and II	412	—
Pension benefits	3,574	3,568
Postretirement benefits other than pensions	5,697	5,120
Other	1,438	1,405
Total liabilities	19,334	18,037
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Common stock, $0.01 par value, 1,350 million shares authorized, 565 million shares issued in 2003 and 2002	6	6
Additional paid-in capital	2,667	2,643
Retained earnings	1,241	1,454
Minimum pension liability	(2,118)	(2,098)
Accumulated other comprehensive loss, excluding minimum pension liability	(151)	(493)
Treasury stock, at cost (4.7 million and 6.9 million shares in 2003 and 2002, respectively)	(75)	(111)
Total stockholders' equity	1,570	1,401
Total liabilities and stockholders' equity	$20,904	$19,438

See notes to consolidated financial statements.

Delphi Corporation

Consolidated Statements of Cash Flows

(in millions) Year Ended December 31,	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$ (56)	$ 342	$ (396)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization, excluding amortization of goodwill	1,110	988	1,115
Amortization of goodwill	—	—	35
Deferred income taxes	(183)	35	(371)
Venture impairments	—	—	74
Employee and product line charges	396	225	536
Changes in operating assets and liabilities:			
Accounts receivable and retained interests in receivables, net	(468)	582	810
Inventories, net	(4)	(151)	159
Prepaid expenses and other	(163)	(55)	39
Accounts payable	228	284	(113)
Employee and product line charge obligations	(156)	(318)	(343)
Accrued and other long-term liabilities	80	298	(95)
Other	(47)	(157)	(90)
Net cash provided by operating activities	737	2,073	1,360
Cash flows from investing activities:			
Capital expenditures	(1,005)	(1,035)	(1,057)
Cost of acquisitions, net of cash acquired	(39)	—	(276)
Other	27	54	(20)
Net cash used in investing activities	(1,017)	(981)	(1,353)
Cash flows from financing activities:			
Net repayments of borrowings under credit facilities and other debt	(643)	(609)	(335)
Net proceeds from issuance of debt securities	492	—	498
Net proceeds from junior subordinated notes due to Delphi Trust I and II	402	—	—
Dividend payments	(157)	(156)	(156)
Purchases of treasury stock	—	(38)	—
Issuance of treasury stock	1	12	6
Net cash (used in) provided by financing activities	95	(791)	13
Effect of exchange rate fluctuations on cash and cash equivalents	51	(44)	(23)
Increase (decrease) in cash and cash equivalents	(134)	257	(3)
Cash and cash equivalents at beginning of year	1,014	757	760
Cash and cash equivalents at end of year	$ 880	$ 1,014	$ 757

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in millions)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss: Minimum Pension Liability	Accumulated Other Comprehensive Loss: Other	Treasury Stock	Total Stock-holders' Equity
Balance at December 31, 2000	565	$ 6	$2,648	$1,820	$ —	$(463)	$ (96)	$ 3,915
Net loss	—	—	—	(396)	—	—	—	(396)
Currency translation adjustments and other, net of tax	—	—	—	—	—	(106)	—	(106)
Cumulative effect of accounting change related to derivatives, net of tax	—	—	—	—	—	14	—	14
Net change in unrecognized gain on derivative instruments, net of tax	—	—	—	—	—	(12)	—	(12)
Minimum pension liability adjustment, net of tax	—	—	—	—	(830)	—	—	(830)
Total comprehensive loss								(1,330)
Shares issued for employee benefit plans	—	—	—	—	—	—	6	6
Dividends	—	—	—	(156)	—	—	—	(156)
Balance at December 31, 2001	565	6	2,648	1,268	(830)	(567)	(90)	2,435
Net income	—	—	—	342	—	—	—	342
Currency translation adjustments and other, net of tax	—	—	—	—	—	86	—	86
Net change in unrecognized gain on derivative instruments, net of tax	—	—	—	—	—	(12)	—	(12)
Minimum pension liability adjustment, net of tax	—	—	—	—	(1,268)	—	—	(1,268)
Total comprehensive loss								(852)
Shares issued for employee benefit plans	—	—	(5)	—	—	—	17	12
Shares repurchased for employee benefit plans	—	—	—	—	—	—	(38)	(38)
Dividends	—	—	—	(156)	—	—	—	(156)
Balance at December 31, 2002	565	6	2,643	1,454	(2,098)	(493)	(111)	1,401
Net loss	—	—	—	(56)	—	—	—	(56)
Currency translation adjustments and other, net of tax	—	—	—	—	—	301	—	301
Net change in unrecognized gain on derivative instruments, net of tax	—	—	—	—	—	41	—	41
Minimum pension liability adjustment, net of tax	—	—	—	—	(20)	—	—	(20)
Total comprehensive income								266
Shares issued for employee benefit plans	—	—	24	—	—	—	36	60
Dividends	—	—	—	(157)	—	—	—	(157)
Balance at December 31, 2003	565	$ 6	$2,667	$1,241	$(2,118)	$(151)	$ (75)	$ 1,570

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Delphi is a world-leading supplier of vehicle electronics, transportation components, integrated systems and modules. Our primary customer is General Motors Corporation ("GM") and North America and Europe are our main markets, but we are continuing to diversify our customer base and our geographic markets.

Consolidation – The consolidated financial statements include the accounts of Delphi and domestic and foreign subsidiaries that are majority-owned. Delphi's share of the earnings or losses of non-controlled affiliates, over which Delphi exercises significant influence (generally a 20% to 50% ownership interest), is included in the consolidated operating results using the equity method of accounting. All significant intercompany transactions and balances between the Delphi businesses have been eliminated.

Use of Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Revenue Recognition – Delphi's revenue recognition policy is in accordance with accounting principles generally accepted in the United States of America, which requires the recognition of sales when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and the collectibility of revenue is reasonably assured. Delphi generally records sales upon shipment of product to customers and transfer of title under standard commercial terms. From time to time, we may enter into pricing agreements with our customers that provide for price reductions that are conditional upon achieving certain joint cost saving targets. We recognize revenue reflecting the full price reductions until the status of the joint savings efforts are finalized.

Research and Development – Delphi incurs costs in connection with research and development programs that are expected to contribute to future earnings. Such costs are charged against income as incurred. Research and development expenses (including engineering) were $2.0 billion for the year ended December 31, 2003 and $1.9 billion for each of the years ended December 31, 2002 and 2001.

Cash and Cash Equivalents – Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of 90 days or less.

Marketable Securities – Delphi generally holds marketable securities with maturities of 90 days or less, which are classified as cash and cash equivalents for financial statement purposes. We also have securities that are held for a period longer than 90 days. Debt securities are classified as held-to-maturity, and accordingly are recorded at cost in Delphi's consolidated financial statements. Equity securities are classified as available-for-sale and are recorded in the consolidated financial statements at market value with changes in market value included in other comprehensive income. At December 31, 2003 and 2002, we have available-for-sale securities with a cost basis of $22 million and $31 million, respectively, and a carrying value of $27 million and $13 million, respectively. In the event that our debt or equity securities experience an other than temporary impairment, such impairment is recognized as a loss in the Statement of Operations.

Accounts Receivable – From time to time we enter into agreements to sell our accounts receivable, generally without recourse. These transactions result in a reduction in our accounts receivable. The allowance for doubtful accounts was $85 million and $100 million as of December 31, 2003 and 2002, respectively.

Retained Interest In Receivables – Under Delphi's U.S. revolving accounts receivable securitization program, the company sells a portion of its U.S. and Canadian trade receivables to Delphi Receivables LLC ("DR"), a wholly-owned consolidated special purpose entity. DR may then sell, on a non-recourse basis (subject to certain limited exceptions), an undivided interest in the receivables to asset-backed, multi-seller commercial paper conduits (the "Conduits"). When DR sells an undivided interest to the Conduits, DR retains the remaining undivided interest. The value of the retained interest, which may include eligible undivided interests that we elect not to sell, is shown separately on our consolidated balance sheet and therefore is not included in our accounts receivable. The allowance for doubtful accounts for the retained interest is allocated to DR from Delphi's allowance reserve based on the percentage of receivables sold to DR. We assess the recoverability of the retained interest on a quarterly basis and adjust to the carrying value as necessary.

Inventories – Prior to the fourth quarter of 2003, our inventories in the U.S. were valued substantially using the last-in, first-out ("LIFO") method. During the fourth quarter of 2003, we changed our method of costing our inventories in the U.S. from the LIFO method to the first-in, first-out ("FIFO") method. As a result, all of our inventories are now stated at the lower of cost, determined on a FIFO basis, or market. The change results in our inventories being valued in a manner which more closely approximates current costs and, we believe, also results in a better matching of revenues and costs of goods sold. In connection with this change in our accounting, we also reassessed that our inventories were recorded at the lower of cost or market. In accordance with accounting principles generally accepted in the United States, all prior periods have been adjusted to give retroactive effect to this change. The effect of this change did not have a significant impact on 2003 results, decreased net income for 2002 by $1 million, increased the net loss for 2001 by $26 million and increased total stockholders' equity at January 1, 2001 by approximately $149 million.

Property – Property, plant and equipment, including internally-developed internal use software, is recorded at cost. Major improvements that materially extend the useful life of property are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is provided based on the estimated useful lives of groups of property generally using an accelerated method, which accumulates depreciation of approximately two-thirds of the depreciable cost during the first half of the estimated useful lives, or using straight-line methods. Leasehold improvements are amortized over the period of the lease or the life of the property, whichever is shorter, with the amortization applied directly to the asset account.

Special Tools – Special tools balances represent tools, dies, jigs and other items used in the manufacture of customer components. Amounts included in the consolidated balance sheet include Delphi-owned tools and costs incurred on customer-owned special tools which are subject to reimbursement, pursuant to the terms of a customer contract. Delphi-owned special tools balances are amortized over the special tool's expected life or the life of the related vehicle program, whichever is shorter. Engineering, testing and other costs incurred in the design and development of production parts are expensed as incurred, unless the costs are reimbursable, as specified in a customer contract.

Valuation of Long-Lived Assets – Delphi periodically evaluates the carrying value of long-lived assets to be held and used including intangible assets, when events or circumstances warrant such a review. The carrying value of a long-lived asset to be held and used is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced for the cost to dispose of the assets. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which did not impact our results of operations or financial position.

Goodwill and Intangible Assets – Effective January 1, 2002, we adopted SFAS No. 142 "Goodwill and Other Intangible Assets" and ceased the amortization of purchased goodwill. We also re-evaluated our intangible assets and determined that their remaining useful lives remained appropriate. At December 31, 2003 and December 31, 2002, our unamortized purchased goodwill balance was approximately $776 million and $699 million respectively, and was principally in the Dynamics, Propulsion & Thermal sector. The change during the year was due to currency translation, primarily the euro. In addition, we have approximately $79 million of other intangible assets, including approximately $27 million from our 2003 acquisition. These intangible assets are being amortized over their useful lives, generally 3-17 years, we complete impairment tests of goodwill as required by SFAS No. 142. At adoption and again during both 2002 and 2003, we determined that our goodwill was not impaired. The following reflects net income and earnings per share including the adoption of the non-amortization provisions of SFAS No. 142. Prior period amounts have been adjusted to reflect the change in accounting principle discussed above.

(in millions, except per share amounts)

Year Ended December 31,	2003	2002	2001
Net income (loss):			
Reported net income (loss)	$ (56)	$ 342	$ (396)
Add back: goodwill amortization, net of tax	—	—	28
Adjusted net income (loss)	$ (56)	$ 342	$ (368)
Basic and diluted earnings (loss) per share:			
Reported basic and diluted earnings (loss) per share	$ (0.10)	$0.61	$(0.71)
Add back: goodwill amortization, net of tax	—	—	0.05
Adjusted basic and diluted earnings (loss) per share	$ (0.10)	$0.61	$(0.66)

Environmental Liabilities – We recognize environmental cleanup liabilities when a loss is probable and can be reasonably estimated. Such liabilities generally are not subject to insurance coverage. The cost of each environmental cleanup is estimated by engineering, financial, and legal specialists within Delphi based on current law. Such estimates are based primarily upon the estimated cost of investigation and remediation required and the likelihood that, where applicable, other potentially responsible parties ("PRPs") will be able to fulfill their commitments at the sites where Delphi may be jointly and severally liable. For closed or closing plants owned by Delphi and properties being sold, an estimated liability is typically recognized at the time the closure decision is made or sale is recorded and is based on an environmental assessment of the plant property. The process of estimating environmental cleanup liabilities is complex and dependent primarily on the nature and extent of historical information and physical data relating to a contaminated site, the complexity of the site, the uncertainty as to what remedy and technology will be required, and the outcome of discussions with regulatory agencies and other PRPs at multi-party sites. In future periods, new laws or regulations, advances in cleanup technologies and additional information about the ultimate cleanup remedy that is used could significantly change Delphi's estimates.

Accrued Commitments Under Loss Contracts – Management periodically evaluates the profitability of contractual commitments on a customer basis, and establishes a reserve when expected costs exceed related revenues, based upon a reasonable estimate of the costs and product pricing expected to exist over the course of the contract period. Such reserves are recorded only to the extent the total estimated losses exceed any related impairment reserves separately recognized on related long-lived assets.

Warranty – We recognize warranty reserves for products sold based on management estimates of the amount that will eventually be required to settle such obligations. These reserves are based on several factors including past experience, production changes, industry developments and various other considerations.

Postemployment Benefits and Employee Termination Benefits – Delphi's postemployment benefits primarily relate to Delphi's extended-disability benefit program in the U.S., supplemental unemployment compensation benefits and employee termination benefits, mainly pursuant to union or other contractual agreements. Extended-disability benefits are accrued on a service-driven basis and supplemental unemployment compensation benefits are accrued on an event-driven basis. Accruals for postemployment benefits represent the future cash expenditures expected during the period between the idling of affected employees and the time when such employees are redeployed, retire or otherwise terminate their employment. Discounting of these future cash expenditures is based on the nature of the obligation and the timing of the expected benefit payments. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued when management commits to a termination plan and the benefit arrangement is communicated to affected employees.

Foreign Currency Translation – Assets and liabilities of foreign subsidiaries are translated to U.S. dollars at end-of-period currency exchange rates. Consolidated Statements of Operations elements of foreign subsidiaries are translated to U.S. dollars at average-period currency exchange rates. The effect of translation for foreign subsidiaries is generally reported in a separate component of stockholders' equity. The effect of remeasurement of assets and liabilities of foreign subsidiaries that use the U.S. dollar as their functional currency is included in income. Also included in income are gains and losses arising from transactions denominated in a currency other than the functional currency of a particular entity. Net transaction gains and losses, as described above, decreased net loss by $17 million in 2003, increased net income by $13 million in 2002, and decreased net loss by $7 million in 2001.

Stock-Based Compensation – Delphi has several stock-based compensation programs including stock options, restricted stock, and in 2003, stock appreciation rights (SARs). As allowed under SFAS No. 123, "Accounting for Stock-Based Compensation," Delphi accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Stock options granted during 2003, 2002 and 2001 were exercisable at prices equal to the fair market value of Delphi common stock on the dates the options were granted; accordingly, no compensation expense has been recognized for the stock options granted. Compensation expense for the restricted stock is recognized over the vesting period. Compensation expense for SARs is recognized when the current stock price is greater than the SARs' exercise price.

If we accounted for stock-based compensation using the fair value recognition provisions of SFAS No. 123 and related amendments, our net income (loss) and basic and diluted earnings (loss) per share would have been as follows:

(in millions, except per share amounts)

Year Ended December 31,	2003	2002	2001
Net income (loss), as reported	$ (56)	$ 342	$ (396)
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	17	43	67
Pro forma net income (loss)	$ (73)	$ 299	$ (463)
Earnings (loss) per share:			
Basic and diluted – as reported	$ (0.10)	$0.61	$(0.71)
Basic and diluted – pro forma	$ (0.13)	$0.53	$(0.83)

The weighted average fair value of stock options granted was $2.27, $4.31, and $4.13 during 2003, 2002 and 2001, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Expected volatility	38.6%	37.9%	39.7%
Risk-free interest rate	2.7%	3.9%	4.4%
Expected life (years)	5.0	5.0	5.0
Dividend yield	3.5%	2.3%	2.0%

Derivative Financial Instruments – Effective January 1, 2001, Delphi adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes.

Delphi manages its exposure to fluctuations in currency exchange rates, interest rates and certain commodity prices by entering into a variety of forward contracts, options and swaps with various counterparties. Such financial exposures are managed in accordance with Delphi's corporate policies and procedures. Delphi does not enter into derivative transactions for trading purposes.

As part of the hedging program approval process, Delphi management representatives are required to identify the specific financial risk which the derivative transaction will minimize, the appropriate hedging instrument to be used to reduce the risk and the correlation between the financial risk and the hedging instrument. Purchase orders, letters of intent, capital planning forecasts and historical data are used as the basis for determining the anticipated values of the transactions to be hedged. Delphi does not enter into derivative transactions that do not have a correlation with the underlying financial risk. The hedge positions entered into by Delphi, as well as the correlation between the transaction risks and the hedging instruments, are reviewed by Delphi management on an ongoing basis.

Foreign exchange forward and option contracts are accounted for as hedges to the extent they are designated, and are effective, as hedges of firm or forecasted foreign currency commitments. All other foreign exchange contracts are marked to market on a current basis. Commodity swaps and options are accounted for as hedges to the extent they are designated, and are effective, as hedges of firm or anticipated commodity purchase contracts. All other commodity derivative contracts are marked to market on a current basis. At December 31, 2003 and 2002, our exposure to movements in interest rates was not significant and Delphi had no amounts outstanding under derivative instruments to manage interest rate risk or minimize interest expense.

Common Stock and Preferred Stock – We currently have one class of common stock outstanding. There are 1,350 million shares of common stock authorized, of which 560,314,917 are outstanding (565,025,907 shares issued less 4,710,990 shares held as treasury stock) at December 31, 2003. Holders of our common stock are entitled to one vote per share with respect to each matter presented to our shareholders on which the holders of common stock are entitled to vote. We paid dividends of $0.28 per share in 2003, 2002, and 2001. There are no cumulative voting rights. Our Board of Directors is also empowered to cause to be issued, in one or more series, preferred stock. The specific terms including the designation of shares, number of shares and dividend features of the preferred stock would be determined at issuance. As of December 31, 2003, we have not issued any preferred stock.

Earnings Per Share – The basic earnings per share amounts were computed using weighted average shares outstanding for each respective year. Diluted earnings per share amounts also reflect the weighted average impact from the date of issuance of all potentially dilutive securities during the years presented, unless the inclusion would have an antidilutive effect.

Weighted average shares outstanding used in calculating basic and diluted earnings per share were:

(in thousands) Year Ended December 31,	2003	2002	2001
Weighted average shares outstanding	560,114	559,589	560,041
Effect of dilutive securities	—	2,842	—
Diluted shares outstanding	560,114	562,431	560,041

Reclassifications – Certain prior year amounts have been reclassified to conform to the 2003 presentation.

2. EMPLOYEE AND PRODUCT LINE CHARGES

2003 Charges

Upon completion of the UAW labor agreement, we initiated global actions designed to address under-performing operations, appropriately size our global hourly and salaried workforces and strengthen our competitive position. As a result of those initiatives, we expect to reduce our U.S. hourly workforce by up to 5,000 employees, the U.S. salaried workforce by approximately 500 employees, and our non-U.S. workforce by approximately 3,000 employees. Also in the third quarter, we received a ruling in our previously disclosed grievance proceeding with the IUE-CWA over certain layoffs at one of our manufacturing facilities. The arbitrator directed us to restore the level of bargaining unit employees to 1,500 and to make the recalled employees whole. We have filed an appeal in federal district court to preserve our rights while discussing alternative remedies with the IUE-CWA. In November 2003, we also finalized a four-year labor agreement with the IUE-CWA, which further provides opportunities to address our employment cost reduction initiatives.

In the third quarter of 2003, we recorded charges related to the attrition or idling of approximately 1,500 U.S. UAW hourly employees and 300 IUE-CWA hourly employees at our Packard operations, both of which are included in the 5,000 above, as well as approximately 500 U.S. salaried employees and approximately 3,000 non-U.S. employees. The balance of the planned U.S. hourly workforce reductions will occur by the end of 2004. Employees at impacted locations were informed and we communicated benefits available to them under applicable benefit plans or related contractual provisions. Also in the third quarter of 2003, we recorded charges to make recalled employees whole at the IUE-CWA manufacturing site in accordance with the arbitration award discussed above. The employee cost component recorded for the U.S. hourly plans represents the accruals required by SFAS No. 112, "Employer's Accounting for Postemployment Benefits." Such postemployment benefit accruals are based upon certain assumptions regarding the status and seniority of affected individuals, as well as the time frame and the duration of the layoffs prior to final separation.

Our plans entail reductions to our workforce through a variety of methods including regular attrition and retirements, and voluntary and involuntary separations, as applicable. Under certain elements of the plans, UAW hourly employees may flowback to GM. As required under generally accepted accounting principles, we will record the costs associated with the flowback to GM as the employees accept the offer to exit Delphi. We expect to incur total charges related to these initiatives of approximately $515 million (after-tax) through December 31, 2004, of which $402 million (after-tax) was recorded in 2003. We currently expect that we will incur the remaining estimated charges of $75 million (after-tax) related to these hourly employee reductions, including employee costs during periods they are idled prior to separation and the other structural cost initiatives of $38 million (after-tax) in 2004.

As of December 31, 2003, approximately 1,600 U.S. hourly employees, 100 U.S. salaried employees, and 1,550 non-U.S. employees have left the company pursuant to these plans. The remaining 400 U.S. salaried employees left in January 2004.

We expect to realize after-tax savings, principally payroll and related costs, associated with these product line and employee actions of approximately $125 million in 2004. We expect these savings to grow to approximately $200 million on an annual basis. As discussed above, a portion of the charges is recorded based on employee acceptance. As a result, we have not provided forecasts of savings by sector. We would expect that the savings will closely mirror where the charges are recorded.

We also evaluated for impairment the carrying value of the long-lived assets at sites impacted by our plans, and recorded impairment losses of $62 million in 2003. The impairment losses, primarily related to buildings held for use in the AHG sector, were recorded in depreciation and amortization. The carrying value of a long-lived asset is considered impaired when the anticipated separately identifiable undiscounted cash flows from the asset are less than the carrying value of the asset. The impairment losses were determined based on the amount by which the carrying value exceeded the fair market value of the asset. The fair market value was determined primarily using the anticipated discounted cash flows. Additionally, during 2003, we recorded charges to cost of sales of $158 million. Of this amount $35 million relates to retiree payments to be paid pursuant to the National Labor Agreements with the UAW and IUE-CWA and the remaining amount is primarily attributable to inventory and warranty matters.

Following is a summary of the activity in the 2003 employee and product line reserve (in millions):

	Cash Costs		
Employee and Product Line Charges	**Employee Costs**	**Exit Costs**	**Total**
Third quarter 2003 charge	$ 333	$15	$ 348
Usage in the third quarter 2003	(19)	(3)	(22)(a)
Transfer to long-term liabilities	—	(7)	(7)
Balance at September 30, 2003	$ 314	$ 5	$ 319
Fourth quarter 2003 charge	48	—	48
Usage in the fourth quarter 2003	(116)	—	(116)(a)
Balance at December 31, 2003	$ 246	$ 5	$ 251 (b)

(a) The total cash paid in 2003 was $156 million, as shown on our consolidated Statement of Cash Flows. Of this amount $22 million was paid in the third quarter and $110 million was paid in the fourth quarter related to the 2003 charges, while $24 million was paid in the first quarter related to the 2002 charges discussed below. The $116 million of usage in the fourth quarter includes $6 million of non-cash special termination pension and postretirement benefits. In addition, we incurred $73 million of cash costs associated with the 2003 charges, which were recorded in cost of sales.

(b) This amount is included in accrued liabilities in the accompanying consolidated balance sheet.

The estimated cash impact of the 2003 initiatives is approximately $0.7 billion, of which $205 million was paid in 2003. We expect that up to $0.4 billion will be paid in 2004 and the remainder in 2005. See Note 15 for the allocation of these initiatives by sector.

As of January 1, 2004, approximately 21,190 positions were eliminated in total under the 2003 programs discussed above and the 2001 and 2002 programs discussed below.

2002 & 2001 Charges

In the first quarter of 2002, Delphi approved restructuring plans to eliminate approximately 6,100 positions from our global workforce, which included 3,100 U.S. employees and 3,000 employees in non-U.S. locations, downsize more than 25 selected facilities in the United States and Europe, and exit certain other activities by the end of the first quarter of 2003. The restructuring charge totaled $231 million with $222 million of employee costs (including postemployment benefits and special termination pension benefits) and $9 million in other exit costs (lease and contract cancellation fees). This charge, when netted against a $6 million reversal for the 2001 restructuring reserve, resulted in a net restructuring charge of $225 million ($150 million after-tax) in the first quarter of 2002. The restructuring actions were completed as planned in the first quarter of 2003. Total cash paid for restructuring was $200 million, with $191 million for employee costs and $9 million for other exit costs. The cash outflows for the first quarter of 2003 were $24 million, with $17 million for employee costs and $7 million for other exit costs.

In the first quarter of 2001, Delphi approved restructuring plans to sell, close or consolidate nine plants, downsize the workforce at more than 40 other facilities and exit selected products by the first quarter of 2002. We also recorded an impairment loss related to certain long-lived assets at impacted sites and certain investments in joint ventures. As a result of these actions, we recorded a total charge of $617 million ($404 million after-tax) in the first quarter of 2001.

The 2001 restructuring plans resulted in a charge of $536 million that included $492 million of employee costs (including postemployment benefits and special termination pension and postretirement benefits) and $44 million in other exit costs (principally lease termination and contract cancellation payments). The plans entailed the elimination of approximately

11,500 positions worldwide, comprised of 5,600 U.S. hourly employees, 2,000 U.S. salaried employees, and 3,900 employees in non-U.S. locations. We ultimately eliminated 11,440 positions and incurred costs of $530 million. For the U.S. hourly workforce, we reduced 5,400 positions against a plan of 5,600 positions. This shortfall occurred during the first quarter of 2002, due to minor variances in the execution of our restructuring plans. We eliminated 4,040 non-U.S. positions, slightly above the planned 3,900 positions, and we eliminated 2,000 U.S. salaried employee positions as planned. Total cash paid for the first quarter 2001 restructuring plan was $457 million, with $413 million for employee costs and $44 million for other exit costs. We also had $73 million of non-cash charges, principally for special termination pension and postretirement benefits. Upon completion of our plans, in the first quarter of 2002, we reversed $6 million of the original $536 million charge on the Employee and Product line in our Consolidated Statements of Operations. The $6 million is a result of the minor shortfall in head count noted previously, as well as slight favorable variances in the costs actually incurred under the various initiatives. This reversal was netted against the 2002 restructuring charge explained above.

We evaluated the carrying value of the long-lived assets at each site impacted by the restructuring plans for impairment, and in the first quarter of 2001, recorded impairment losses of $63 million. The impairment losses, primarily related to machinery and equipment held for use in the Electrical, Electronics Safety & Interior sector, were recorded in depreciation and amortization. In addition, in the fourth quarter of 2001, we recorded an impairment charge of $9 million, included in depreciation and amortization, related primarily to the machinery and equipment held for use in the Electrical, Electronics Safety & Interior sector. This equipment is used by one of our product lines located in Argentina, which was impacted by 2001 macroeconomic developments.

In addition, in 2001, we recorded charges totaling $70 million, included in other income (expense) related to declines in the value of certain joint ventures, principally in Korea, caused by the uncertain recoverability of assets of the underlying ventures. This uncertainty resulted from the corporate reorganization proceedings of a Korean customer/business partner. This uncertainty was substantially resolved on September 30, 2002, with the approval of the reorganization plan by the Korean Bankruptcy Court, which provided for only partial recovery of receivables for applicable creditors, which included Delphi and several of its Korean joint ventures. As a result, in the third quarter of 2002, we recorded an additional charge of $6 million, related to the resolution of the reorganization.

As of December 31, 2001, we planned to dispose of our generator product line. The total loss recorded in 2001 related to the planned disposal of this product line was $194 million ($125 million after-tax). In the first quarter of 2002, we recorded an additional loss of $37 million ($24 million after-tax), reflecting additional anticipated employee-related payments, due to changes in the proposed disposition at that time. The total recorded loss of $231 million ($149 million after-tax) included a charge to depreciation and amortization of $56 million to write-down fixed assets to net realizable value, a total charge to cost of sales of $96 million to write-down inventory in the business to net realizable value, a charge to cost of sales of $75 million for contractually required payments (principally employee related), and $4 million to write-down other assets.

In July 2002, we determined that we would not complete the transaction and began a process to wind down this product line. However, due to the change from our original plan to sell this product line, in the second quarter of 2002, we reclassified the generator product line as held for use from held for sale. No additional adjustments were required as the result of the reclassification. Of the total recorded loss of $231 million ($149 million after-tax) associated with the wind down of this product line, $37 million ($24 million after-tax) for contractually required payments (principally employee related) was recorded in cost of sales during the first quarter of 2002.

3. ACQUISITIONS

Grundig Car InterMedia System GmbH

In November 2003, Delphi acquired Grundig Car InterMedia System GmbH ("Grundig"), a wholly-owned subsidiary of Grundig AG, for approximately $39 million, net of cash acquired. The acquisition was accounted for under the purchase method of accounting and the results of operations are included in our consolidated financial statements from the date of acquisition. The purchase price and related allocations are preliminary and may be revised within the next year. Grundig is a full line producer of vehicle audio systems, telematics devices and other vehicle entertainment products primarily for the European automotive original equipment and aftermarket segments. With this acquisition, Delphi will significantly boost its European electronic sales, strengthen customer relationships and achieve synergy savings through integration.

The pro forma effects of this acquisition would not be materially different from reported results.

4. ASSET SECURITIZATIONS

U.S. Program

In the first quarter of 2003, we entered into a $500 million revolving accounts receivable securitization program in the United States ("U.S. Facility Program"). Under this U.S. Facility Program, we sell a portion of our U.S. and Canadian trade receivables to Delphi Receivables LLC ("DR"), a wholly-owned consolidated special purpose entity. DR may then sell, on a non-recourse basis (subject to certain limited exceptions), an undivided interest in the receivables to asset-backed, multi-seller commercial paper conduits. Neither the Conduits nor the associated banks are related to Delphi or DR. The Conduits typically finance the purchases through the issuance of A1/P1 rated commercial paper. In the event that the Conduits become unable to or otherwise elect not to issue commercial paper and make purchases, the associated banks are obligated to make the purchases. The sale of the undivided interest in the receivables from DR to the Conduits is accounted for as a sale under the provisions of SFAS No. 140, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). When DR sells an undivided interest to the Conduits, DR retains the remaining undivided interest. The value of the undivided interest sold to the Conduits is excluded from our consolidated balance sheet thereby reducing our accounts receivable. The value of the retained interest in receivables held by DR, which may include eligible undivided interests that we elect not to sell, is shown separately on our consolidated balance sheet and therefore is not included in our accounts receivable. As of December 31, 2003, the retained interest in receivables was $717 million. We assess the recoverability of the retained interest on a quarterly basis and adjust to the carrying value as necessary.

At the time DR sells the undivided interest to the Conduits the sale is recorded at fair value with the difference between the carrying amount and fair value of the assets sold included in operating income as a loss on sale. This difference between carrying value and fair value is principally the estimated discount inherent in the U.S. Facility Program, which reflects the borrowing costs as well as fees and expenses of the Conduits (approximately 1.4% to 1.6%), and the length of time the receivables are expected to be outstanding. The loss on sale was approximately $5 million for the year ended December 31, 2003. Additionally, we perform collections and administrative functions on the receivables sold similar to the procedures we use for collecting all of our receivables, including receivables that are not sold under the U.S. Facility Program. We can elect to keep the collections and sell additional receivables in exchange; or, we can transfer the cash collections to the Conduits thereby reducing the amount of sales of undivided interests to the Conduits. The nature of the collection and administrative activities and the terms of the U.S. Facility Program do not result in the recognition of a servicing asset or liability under the provisions of SFAS 140 because the benefits of servicing are just adequate to compensate us for our servicing responsibilities.

The U.S. Facility Program, which is among Delphi, DR, the Conduits, the sponsoring banks and their agents, expires on March 29, 2004 and can be extended for two additional 364-day periods based upon the mutual agreement of the parties. Additionally, the U.S. Facility Program contains a single financial and other covenants similar to our revolving credit facilities that, if not met, could result in a termination of the program. At December 31, 2003, we were in compliance with all such covenants.

The table below summarizes certain cash flows received from and paid to the Conduits under the revolving U.S. Facility Program during the year ended December 31, 2003 (in millions):

Year Ended December 31,	2003
Undivided interests sold at beginning of period	$ —
Proceeds from new securitizations (sale of undivided interests)	1,708
Collections related to undivided interest sold (a)	(2,589)
Collections reinvested through sale of additional undivided interests	1,204
Undivided interests sold at December 31, 2003	$ 323

(a) Of the collections received on the undivided interests sold, for the year ended December 31, 2003, $1,385 million was remitted to the Conduits and $1,204 million was reinvested.

European Program

In November 2003, we entered into a €330 million ($415 million at December 31, 2003 currency exchange rates) and £30 million ($54 million at December 31, 2003 currency exchange rates) trade receivable securitization program for certain of our European accounts receivable. As of December 31, 2003, we had no accounts receivable transferred under this program; in January 2004, we borrowed €222 million and £11 million under this program, which will be recorded as short-term debt. The program expires on November 4, 2004 and can be extended, based upon the mutual agreement of the parties. Additionally, the European program contains financial and other covenants similar to our revolving credit facilities that, if not met, could result in a termination of the agreement. At December 31, 2003, we were in compliance with all such covenants.

5. INVENTORIES, NET

Inventories, net consisted of:

(in millions)

December 31,	2003	2002
Productive material, work-in-process and supplies	$1,518	$1,581
Finished goods	478	381
Total inventories	$1,996	$1,962

6. INCOME TAXES

Income (loss) before income taxes for U.S. and non-U.S. operations was:

(in millions)

Year Ended December 31,	2003	2002	2001
U.S. income (loss)	$(717)	$186	$(697)
Non-U.S. income	575	343	128
Total	$(142)	$529	$(569)

The provision (benefit) for income taxes was:

(in millions)

Year Ended December 31,	2003	2002	2001
Current income tax expense (benefit), net			
U.S. federal	$ 61	$ 77	$ 73
Non-U.S.	114	78	59
U.S. state and local	4	2	(1)
Total current income tax expense	179	157	131
Deferred income tax expense (benefit), net			
U.S. federal	(289)	15	(281)
Non-U.S.	44	13	(10)
U.S. state and local	(19)	3	(11)
Total deferred income tax expense	(264)	31	(302)
Investment tax credits	(1)	(1)	(2)
Total income tax provision (benefit)	$ (86)	$187	$(173)

A reconciliation of the provision (benefit) for income taxes compared with the amounts at the U.S. federal statutory rate was:

(in millions)

Year Ended December 31,	2003	2002	2001
Tax at U.S. federal statutory income tax rate	$ (50)	$185	$(199)
U.S. state and local income taxes	(15)	5	(12)
Non-U.S. income taxed at other rates	(43)	(29)	3
Research and experimentation credits	(57)	(61)	(63)
Other adjustments	79	87	98
Total income tax provision (benefit)	$ (86)	$187	$(173)

Notes to Consolidated Financial Statements

Deferred income tax assets and liabilities for 2003 and 2002 reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the bases of such assets and liabilities as measured by tax laws. Temporary differences that gave rise to deferred tax assets and liabilities included:

(in millions) December 31,	2003 Deferred Tax Assets	2003 Deferred Tax Liabilities	2002 Deferred Tax Assets	2002 Deferred Tax Liabilities
Other postretirement benefits	$ 2,210	$ —	$ 2,013	$ —
Pension benefits	897	31	1,097	37
Other employee benefits	148	43	172	7
Depreciation	59	362	54	267
Tax on unremitted profits	—	181	—	187
U.S. state and local taxes	228	21	201	11
Net operating loss carryforwards	938	—	611	—
General business credit carryforwards	309	—	253	—
Other U.S	329	133	280	56
Other non-U.S.	54	85	80	70
Total	5,172	856	4,761	635
Valuation allowances	(207)	—	(174)	—
Total deferred taxes	$ 4,965	$ 856	$ 4,587	$ 635

Realization of the net deferred tax assets is dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carryforwards. Although realization is not assured, management believes that it is more likely than not that the net deferred tax assets will be realized.

Annual tax provisions include amounts considered sufficient to pay assessments that may result from examination of prior year tax returns; however, income tax accruals in the consolidated balance sheets reflect that GM agreed to indemnify Delphi, excluding Delphi Delco Electronics, for assessments related to tax returns for years prior to 1999.

Delphi has deferred tax assets for net operating loss carryforwards of $802 million, net of a valuation allowance of $136 million. Of this amount, $667 million is related to the U.S. and expires in 2020, 2021, and 2023. The remainder of this amount relates to foreign tax jurisdictions with expiration dates ranging from one year to indefinite.

Delphi has deferred tax assets for foreign tax credit carryforwards of $33 million, charitable contribution carryforwards of $5 million, and capital loss carryforwards of $7 million. Each of these carryforwards expire beginning in 2004 through 2008. Delphi has recorded valuation allowances against all of these carryforwards.

Delphi has deferred tax assets for general business credit carryforwards of $309 million. The general business credit carryforwards expire beginning in 2019 through 2023.

Provisions are made for estimated U.S. and non-U.S. income taxes, less available tax credits and deductions, which may be incurred on the remittance of Delphi's share of subsidiaries' undistributed cumulative earnings not deemed to be indefinitely reinvested. U.S. income taxes have not been provided on approximately $120 million of cumulative undistributed earnings of non-U.S. subsidiaries as of December 31, 2003, as such amounts are deemed to be indefinitely reinvested. It is not practicable to calculate the unrecognized tax provision on these earnings.

Cash paid for income taxes was $122 million, $78 million and $116 million in 2003, 2002 and 2001, respectively.

7. PROPERTY, NET

Property, net consisted of:

(in millions) December 31,	Estimated Useful Lives (Years)	2003	2002
Land	—	$ 110	$ 93
Land and leasehold improvements	3-30	242	238
Buildings	29-45	2,151	2,081
Machinery, equipment and tooling	3-30	11,526	11,086
Furniture and office equipment	3-20	686	537
Construction in progress	—	708	963
Total		15,423	14,998
Less: accumulated depreciation and amortization		(9,256)	(9,054)
Total property, net		$ 6,167	$ 5,944

Machinery, equipment and tooling at December 31, 2003 and 2002 included approximately $423 million and $371 million, respectively, in Delphi-owned special tools. In addition, the consolidated balance sheets include costs incurred on customer-owned special tools subject to reimbursement by customers of approximately $262 million and $236 million as of December 31, 2003 and 2002, respectively.

Losses related to the valuation of long-lived assets held for use were charged to depreciation and amortization in the amounts of $62 million and $128 million in 2003 and 2001, respectively. There were no losses related to valuation for long-lived assets held for use in 2002. See Note 2 for discussion of asset impairments recorded in conjunction with the employee and product line charges recorded in 2003 and 2001.

8. ACCRUED LIABILITIES

Accrued liabilities consisted of:

(in millions) December 31,	2003	2002
Payroll related obligations	$ 195	$ 222
Employee benefits, including current pension obligations	735	910
Income taxes payable	72	57
Taxes other than income	216	172
Warranty obligations	139	127
Employee and product line charges	251	24
Other	624	606
Total	$2,232	$2,118

9. DEBT

Debt is summarized as follows:

(in millions) December 31,	2003	2002
Commercial paper program	$ 110	$ 333
6.125%, unsecured notes, due 2004	500	500
6.55%, unsecured notes, due 2006	500	499
6.50%, unsecured notes, due 2009	498	498
6.50%, unsecured notes, due 2013	494	—
7.125%, debentures, due 2029	496	496
Capital leases and other	225	604
Total debt	2,823	2,930
Less: current portion	(801)	(846)
Long-term debt	$2,022	$2,084

Delphi has approximately $40 million available under uncommitted lines of credit. Interest rates under these lines of credit are determined at the time of borrowing based on the underlying bank rates. Borrowings under the lines are generally due within 180 days and are classified as short-term debt in the consolidated balance sheet. As of December 31, 2003 and 2002, no amount was outstanding under these uncommitted lines of credit.

Delphi maintains $2.5 billion of worldwide commercial paper programs. Interest rates under these programs are determined based on the prevailing market rates at the time of issuing commercial paper. Borrowings under these programs are for a maximum of 365 days and are classified as short-term debt in the consolidated balance sheet. As a result of our short-term credit ratings, currently A3/P2/F2, our access to the commercial paper market has been limited. As of December 31, 2003, $0.1 billion was outstanding under the commercial paper program with a weighted average interest rate of 1.5%. As of December 31, 2002, $0.3 billion was outstanding under the commercial paper program with a weighted average interest rate of 2.0%.

Delphi has two financing arrangements with a syndicate of lenders providing for an aggregate of $3.0 billion in available revolving credit facilities (the "Credit Facilities"), subject to certain limitations. The terms of the Credit Facilities provide for a five-year revolving credit line in the amount of $1.5 billion, which expires June 2005, and a 364-day revolving credit line in the amount of $1.5 billion, which expires June 2004. The Credit Facilities provide that the interest rate is based, at Delphi's option, on either an Alternate Base Rate (higher of prime or federal funds effective rate plus one-half of 1%) or a Eurodollar interest rate, plus a margin. In addition to interest payments, Delphi is obligated to pay certain facility fees of 0.125% and 0.175% for the five-year and the 364-day revolving credit facility, respectively. Our Credit Facilities also contain certain affirmative and negative covenants including a financial covenant requirement for a debt to EBITDA coverage ratio not to exceed 3.25 to 1. In addition, certain of our lease facilities contain cross-default provisions to our Credit Facilities. Delphi was in compliance with all covenant arrangements throughout the year. As of December 31, 2003 and 2002, there were no outstanding amounts under the Credit Facilities.

We have outstanding publicly held unsecured term debt securities totaling approximately $2.5 billion. In July 2003, we issued 6.50% unsecured notes (the "Notes") with an aggregate principal amount of $500 million, which mature on August 15, 2013. We will pay interest on these Notes on February 15 and August 15 of each year beginning February 15, 2004. The proceeds from the Notes were used to reduce other outstanding borrowings. Our remaining debt securities consist of $500 million of securities bearing interest at 6.125% and maturing on May 1, 2004, $500 million of securities bearing interest at 6.55% and maturing on June 15, 2006, $500 million of securities bearing interest at 6.50% and maturing on May 1, 2009 and $500 million of securities bearing interest at 7.125% and maturing on May 1, 2029. Interest on $1.5 billion of these debt securities is payable semi-annually on May 1 and November 1, with interest on the remaining $500 million payable June 15 and December 15 of each year. None of the debt securities has sinking fund requirements. The securities are all redeemable, in whole or in part, at the option of Delphi.

As of December 31, 2003 and 2002, Delphi also had certain other debt outstanding and capital lease obligations of approximately $225 million and $604 million, respectively, which includes debt issued by certain international subsidiaries and amounts due under a trade payables program with General Electric Capital Corporation ("GECC"). Amounts outstanding under the GECC trade payable program were $168 million and $451 million at December 31, 2003 and 2002, respectively.

Cash paid for interest totaled $179 million, $190 million and $219 million in 2003, 2002 and 2001, respectively.

The principal maturities of debt, net of applicable discount and issuance costs, and the minimum capital lease obligations for the five years subsequent to 2003 are as follows:

(in millions)

Year	Debt and Capital Lease Obligations
2004	$ 801
2005	12
2006	506
2007	3
2008	3
Thereafter	1,498
Total	$2,823

Notes to Consolidated Financial Statements

10. JUNIOR SUBORDINATED NOTES DUE TO DELPHI TRUST I AND II

Delphi Trust I

In October 2003, Delphi Trust I ("Trust I"), a wholly-owned subsidiary of Delphi, issued 10,000,000 shares of 8¼% Cumulative Trust Preferred Securities, with a liquidation amount of $25 per trust preferred security and an aggregate liquidation preference amount of $250 million. The sole assets of Trust I are $257 million of aggregate principal amount of Delphi junior subordinated notes due 2033 (the "Trust I notes"), also bearing interest at 8¼%. Trust I pays cumulative cash distributions at an annual rate equal to 8¼% of the liquidation amount on the preferred securities. Delphi has the ability to defer interest payments on the Trust I notes at any time for up to 20 consecutive quarterly periods. If Delphi elects to defer interest payments, Trust I will also defer payment on preferred distributions, however, additional distributions will accumulate on the deferred distributions at an annual rate equal to 8¼% compounded quarterly. In addition, Delphi has the ability to redeem the Trust I notes in whole or in part, at any time on or after October 15, 2008 at 100% of their principal amount, plus accrued and unpaid interest. Delphi also may redeem the Trust I notes, if an adverse tax consequence occurs. In the event that Delphi elects to redeem the Trust I notes, Trust I will be required to redeem an equivalent amount of its preferred common securities at their liquidation amount plus any accrued and unpaid distributions.

Delphi Trust II

In November 2003, Delphi Trust II ("Trust II"), a wholly-owned subsidiary of Delphi, issued 150,000 shares of Adjustable Rate Trust Preferred Securities with a five-year initial rate of 6.197%, a liquidation amount of $1,000 per trust preferred security and an aggregate liquidation preference amount of $150 million. The sole assets of Trust II are $155 million aggregate principal amount of Delphi junior subordinated notes due 2033 (the "Trust II notes") with interest terms matching those of the preferred securities. Trust II pays cumulative cash distributions at an annual rate equal to 6.197% of the liquidation amount during the initial fixed rate period (which is through November 15, 2008) on the preferred securities. Delphi has the ability to defer interest payments on the Trust II notes at any time for up to five years at a time. If Delphi elects to defer interest payments, Trust II will also defer payment on preferred distributions, however, additional distributions will accumulate on the deferred distributions at the applicable distribution rate. In addition, Delphi has the ability to redeem the Trust II notes in whole, but not in part, at any time on or after November 15, 2008 at 100% of their principal amount, plus accrued and unpaid interest. Delphi also may redeem the Trust II notes in whole, but not in part, if an adverse tax consequence occurs. In the event that Delphi elects to redeem the Trust II notes, Trust II will be required to redeem an equivalent amount of its preferred common securities at their liquidation amount plus any accrued and unpaid distributions.

Delphi Guarantees

Delphi has irrevocably and unconditionally guaranteed that if a payment on the notes is made to Trust I or Trust II, but for any reason, Trust I or Trust II does not make the corresponding distribution or redemption payment to the holders of the preferred securities, then Delphi will make payments directly to the holders. This guarantee does not cover payments when the trusts do not have sufficient funds to make payments to the holders.

Accounting Treatment

We have determined that both Trust I and Trust II are considered variable interest entities, of which we are not the primary beneficiaries. As a result, although both Trust I and Trust II are 100% owned by us, we do not consolidate them into our financial statements. However, the Trust I and Trust II notes are reflected as long-term debt on our consolidated balance sheet and the related interest is included as a component of interest expense on our Statement of Operations. If Trust I and Trust II were consolidated by us, our other long term assets and debt would each be $12 million less as of December 31, 2003 but there would be no significant impact on interest expense for the year ended December 31, 2003.

11. PENSION AND OTHER POSTRETIREMENT BENEFITS

Pension plans covering unionized employees in the U.S. generally provide benefits of negotiated stated amounts for each year of service, as well as supplemental benefits for employees who qualify for retirement before normal retirement age. The benefits provided by the plans covering U.S. salaried employees are generally based on years of service and salary history. Certain Delphi employees also participate in nonqualified pension plans covering executives, which are unfunded. Such plans are based on targeted wage replacement percentages, and are generally not significant to Delphi. Delphi's funding policy with respect to its qualified plans is to contribute annually, not less than the minimum required by applicable laws and regulations.

The 2003 and 2002 amounts shown below reflect the defined benefit pension and other postretirement benefit obligations for U.S. salaried and hourly employees.

(in millions)	Pension Benefits 2003	Pension Benefits 2002	Other 2003	Other 2002
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 9,712	$ 8,444	$ 6,872	$ 5,435
Service cost	261	255	168	147
Interest cost	643	603	459	405
Actuarial losses	667	656	1,083	985
Benefits paid	(375)	(287)	(120)	(70)
Special termination benefits	6	26	—	5
Plan amendments and other	499	15	7	(35)
Benefit obligation at end of year	11,413	9,712	8,469(1)	6,872
Change in plan assets:				
Fair value of plan assets at beginning of year	5,628	6,077	—	—
Actual return on plan assets	1,176	(580)	—	—
Contributions	990	400	120	70
Benefits paid	(375)	(287)	(120)	(70)
Other	18	18	—	—
Fair value of plan assets at end of year, including $0.3 million and $0.9 million of Delphi common stock at December 31, 2003 and 2002, respectively	7,437	5,628	—	—
Underfunded status	(3,976)	(4,084)	(8,469)	(6,872)
Unamortized actuarial loss	3,527	3,512	2,425	1,413
Unamortized prior service cost	1,142	741	(55)	9
Net amount recognized in consolidated balance sheets	$ 693	$ 169	$ (6,099)	$ (5,450)
Amounts recognized in the consolidated balance sheets consist of:				
Long-term prepaid benefit cost	$ —	$ —	$ —	$ —
Accrued benefit liability	(3,575)	(3,732)	(6,099)	(5,450)
Pension intangible asset	1,142	738	—	—
Accumulated other comprehensive income (pre-tax)	3,126	3,163	—	—
Net amount recognized	$ 693	$ 169	$ (6,099)	$ (5,450)

(1) The OPEB benefit obligation at end of year including impact of the Medicare Prescription Drug Act of 2003 would have been $8,015 million. See below for discussion.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $11.4 billion, $11.0 billion and $7.4 billion, respectively, as of December 31, 2003 and $9.7 billion, $9.3 billion and $5.6 billion, respectively, as of December 31, 2002.

As discussed in Note 2, Delphi entered into new labor contracts with the UAW and IUE, covering four-year terms from 2003 to 2007. The impact of the 2003 contracts on the pension liability is a $0.5 billion increase to our projected benefit obligation, but no material changes in near-term ERISA funding requirements.

We plan to contribute approximately $0.6 billion to the U.S. pension plans in 2004.

Certain of Delphi's non-U.S. subsidiaries also sponsor defined benefit pension plans, which generally provide benefits based on negotiated amounts for each year of service. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for non-U.S. plans with plan assets in excess of accumulated benefits were $330 million, $245 million, and $268 million, respectively, as of December 31, 2003, and $268 million, $195 million, and $201 million, respectively, as of December 31, 2002. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for non-U.S. plans with accumulated benefits in excess of plan assets were $661 million, $600 million, and $339 million, respectively, as of December 31,

2003 and $500 million, $456 million and $276 million, respectively, as of December 31, 2002. In aggregate, the under-funded status, on a projected benefit obligation basis, for non-U.S. plans was $(384) million and $(291) million at December 31, 2003 and 2002, respectively. Other comprehensive income at December 31, 2003 and 2002 includes a minimum pension liability adjustment relating to non-U.S. pension plans of $191 million and $155 million, respectively. Certain of Delphi's non-U.S. subsidiaries have other postretirement benefit plans, although most participants are covered by government sponsored or administered programs. The annual cost of such pension and other postretirement benefit plans was not significant to Delphi.

We also sponsor defined contribution plans for certain U.S. and non-U.S. hourly and salary employees. During 2003, 2002 and 2001, expenses incurred related to our contributions to these plans were not material.

We were required at December 31, 2003 and 2002 to adjust the minimum pension liability recorded in our consolidated balance sheet for both U.S. and non-U.S. plans. In 2003, the effect of this adjustment was to increase pension liabilities by $0.4 billion and intangible assets by $0.4 billion as well as slightly adjust deferred income tax assets and other comprehensive income. In 2002, the effect of this adjustment was to increase pension liabilities by $1.9 billion, decrease intangible assets by $0.1 billion, increase deferred income tax assets by $0.7 billion, and increase accumulated other comprehensive loss by $1.3 billion. Because these adjustments were non-cash, the effect has been excluded from the accompanying Consolidated Statements of Cash Flows.

Benefit costs presented below were determined based on actuarial methods and included the following components for U.S. salaried and hourly employees:

	Pension Benefits			Other Postretirement Benefits		
(in millions)	2003	2002	2001	2003	2002	2001
Service cost	$261	$255	$256	$168	$147	$140
Interest cost	643	603	542	459	405	332
Expected return on plan assets	(647)	(692)	(707)	—	—	—
Special termination benefits	6	26	66	—	5	7
Net amortization and other	216	101	76	74	(7)	(18)
Net periodic benefit cost	$479	$293	$233	$701	$550	$461

Experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions are amortized over the average future service period of employees.

National union negotiations also resulted in some of our hourly employees in the U.S. being provided with certain opportunities to transfer to GM as appropriate job openings become available at GM and GM employees in the U.S. having similar opportunities to transfer to our company to the extent job openings become available at our company. If such a transfer occurs, both Delphi and GM will be responsible for pension payments, which in total reflect such employee's entire eligible years of service. Allocation of responsibility between Delphi and GM will be on a pro rata basis depending on the length of service at each company (although service at Delphi includes service with GM prior to the Separation). There will be no transfer of pension assets or liabilities between GM and us with respect to such employees that transfer between our companies. The company to which the employee transfers will be responsible for the related OPEB obligation. An agreement with GM provides for a mechanism for determining a cash settlement amount for OPEB obligations associated with employees that transfer between Delphi and GM.

The principal assumptions used to determine the pension and other postretirement expense and the actuarial value of the projected benefit obligation for the U.S. pension plan and postretirement plans were:

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Weighted-average discount rate	6.25%	6.75%	7.25%	6.25%	6.75%	7.50%
Weighted-average rate of increase in salaried compensation levels	4%	4.5%	5%	4%	4%	4%
Expected long-term rate of return on plan assets	9%	10%	10%	N/A	N/A	N/A

For 2003, Delphi assumed a long-term asset rate of return of 9%. In developing the 9% expected long-term rate of return assumption, we evaluated input from our third party pension plan asset managers, including their review of asset class return expectations and long-term inflation assumptions. We also considered Delphi's post-spin off and GM's pre-spin off historical 15-year compounded return (period ended December 31, 2002), which was in line with our long-term rate of return assumption. As required by accounting rules, our pension expense for 2004 is determined at the end of December 2003. However, for purposes of analysis, the following table highlights the sensitivity of our pension obligations and expense to changes in assumptions:

Change in Assumption	Impact on Pension Expense	Impact on PBO
25 basis point (bp) decrease in discount rate	+ $20 to 30 Million	+ $0.3 Billion
25 bp increase in discount rate	– $20 to 30 Million	– $0.3 Billion
25 bp decrease in long-term return on assets	+ $15 to 20 Million	—
25 bp increase in long-term return on assets	– $15 to 20 Million	—

Our pension plan asset allocation at December 31, 2003, 2002, and target allocation for 2004 are:

	Percentage of Plan Assets at December 31,		Target Allocation
Asset Category	2003	2002	2004
Equity Securities	59%	60%	50% - 75%
Fixed Income	30%	31%	25% - 40%
Real Estate / Other	11%	9%	0% - 10%
Total	100%	100%	

Delphi invests in a diversified portfolio consisting of an array of asset classes that attempts to maximize returns while minimizing volatility. These asset classes include, U.S domestic equities, developed market equities, emerging market equities, private equity, global high quality and high yield fixed income, real estate and absolute return strategies. During 2003, we entered into a risk reduction program to reduce our exposure to developed market equities. The goal of the program was to reduce the potential impact to our funded status of a downturn in developed market equity returns.

Our annual measurement dates are December 31 and September 30 for our pension benefits and other postretirement benefits, respectively. For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease on a gradual basis through 2009, to the ultimate weighted-average trend rate of approximately 5%.

On December 8, 2003, President Bush signed the Medicare Prescription Drug, Improvement and Modernization Act into law. This law provides for a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the benefit established by the law. The federal subsidy included in the law results in a $0.5 billion reduction in our OPEB benefit obligation. However, the reduction is not reflected in the table above because such information is as of our September 30, 2003 measurement date. For 2004, we expect a net increase in our OPEB expense when compared to 2003. This increase reflects the favorable impact of the Medicare legislation offset by a 50 basis point decline in the discount rate and a change in our health care trend rate. Specific authoritative guidance, when issued by the FASB, could require us to re-determine the impact of this legislation. Delphi provides retiree drug benefits that exceed the value of the benefits that will be provided by Medicare Part D, and Delphi's retirees pay a premium for this benefit that is less than the Part D premium. Therefore Delphi has concluded that these benefits are at least "actuarially equivalent" to the Part D program so that Delphi will be eligible for the basic Medicare Part D subsidy.

For analytical purposes only, the following table presents the impact that changes in our health care trend rate would have on our OPEB liability and OPEB service and interest cost (in millions):

% Change	Impact on Service & Interest Cost	Impact on Accumulated Projected Benefit Obligation
+ 1%	$117	$1,180
– 1%	$(79)	$ (891)

12. COMMITMENTS AND CONTINGENCIES

Delphi is from time to time subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, breach of contracts, product warranties, intellectual property matters, environmental matters, and employment-related matters. In the second quarter of 2003, we disclosed the fact that we were engaged in an arbitration regarding labor matters at our Moraine, Ohio site. The results of the arbitration are disclosed in Note 2.

As previously disclosed, with respect to environmental matters, Delphi received notices that it is a potentially responsible party ("PRP") in proceedings at various sites, including the Tremont City Landfill Site located in Tremont, Ohio. The Tremont City Landfill Site proceeding, which is alleged to concern ground water contamination, is in the early stages of investigation and involves multiple other PRPs. Based on the information gathered to date, Delphi has been identified as the largest waste-generator PRP; however, we expect that other parties, including landfill operator and transporter PRPs, will ultimately have to share a significant portion of any overall site costs. In September 2002, Delphi and other PRPs entered into a Consent Order with the Environmental Protection Agency ("EPA") to perform a Remedial Investigation and Feasibility Study concerning a portion of the site. The investigation is expected to be completed during 2005, as various EPA reviews are required through each phase of the study. We had reserved approximately $2 million for our share of the expected investigation costs. Preliminary assessments indicate that a reasonably possible outcome of the investigative study is capping and future monitoring of this site, which would substantially limit future remediation costs. Based on cost estimates received to date, we have included an estimate of the potential costs of capping and future monitoring of the site in our overall reserve estimate. Because the scope of the investigation and the extent of the required remediation are still being determined, it is possible that the final resolution of this matter may require that we make material future expenditures for remediation, possibly over an extended period of time and possibly in excess of our existing reserves. As the investigation proceeds, we will periodically re-assess any potential remediation costs and, as appropriate, our overall environmental reserves.

With respect to warranty matters, as previously disclosed, a few customers have advised Delphi that they intend to pursue warranty claims vigorously. In particular, although in 2001 we settled or resolved most of our known pre-separation warranty claims with GM, as previously disclosed, GM had requested that Delphi agree to reimburse GM for the anticipated costs of GM's voluntary recall campaign to repair certain 1996 to 1998 models which GM states could experience a failure of the power steering gear lower pinion bearing. During the third quarter of 2003, we resolved this issue with GM, together with the remainder of known pre-separation warranty claims and most outstanding pricing and sourcing disputes with GM. This agreement included our using the remaining customer credits obtained from GM in 2001. Although GM may assert additional pre-separation claims in the future, we do not know of, nor has GM communicated to us, any significant outstanding warranty, pricing or sourcing disputes between the companies at this time. For each of the three years in the period ended December 31, 2003, our warranty expenses have been less than 0.3% of cost of sales. Although we cannot ensure that the future costs of warranty claims by GM or other customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements. However, the final amounts determined to be due related to these matters could differ materially from our recorded estimates. Additionally, in connection with our separation from GM, we agreed to indemnify GM against substantially all losses, claims, damages, liabilities or activities arising out of or in connection with our business post-separation. Due to the nature of such indemnities we are not able to estimate the maximum amount.

With respect to intellectual property matters, in May 2001, Litex, Inc. ("Litex") filed suit against Delphi in federal court in the District of Massachusetts alleging infringement of certain patents regarding methods to reduce engine exhaust emissions. On November 12, 2003, during trial, the parties reached an agreement to dismiss the litigation with prejudice in favor of an agreement to submit the case to binding arbitration. We expect the arbitration to take place during the first quarter of 2004.

Litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. After discussions with counsel, it is the opinion of management that the outcome of such matters will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of Delphi.

In May 2003, the Ninth Circuit Court of Appeals affirmed the federal district court's decision to award one of our former suppliers approximately $38 million ($25 million after-tax), inclusive of accrued interest, in connection with a commercial dispute. The settlement was paid during the third quarter of 2003.

Rental expense totaled $178 million, $173 million and $164 million for the years ended December 31, 2003, 2002 and 2001, respectively. We lease certain property, primarily land and buildings that are used in our operations, under leases commonly known as synthetic leases. These leases, which are accounted for as operating leases, provide us tax treatment equivalent to ownership, and also give us the option to purchase these properties at any time during the term or to cause the properties to be remarketed upon lease expiration. In June 2003, we entered into new five-year leases with a bank for our corporate headquarters and two manufacturing sites. In aggregate, our purchase price under such leases, if we choose to exercise such option, approximates $100 million. The leases also provide that if we do not exercise our purchase option upon expiration of the term and instead elect our remarketing option we will pay any difference between the $100 million purchase option amount and the proceeds of remarketing, up to a maximum of approximately $67 million. At December 31, 2003, the aggregate fair value of these properties exceeds the minimum value guaranteed upon exercise of the remarketing option. Upon entering into the agreement, we recorded our estimate of the fair value of the residual value guarantee of $3 million as a long-term liability. Under the leases we also provide certain indemnities to the lessor, including environmental indemnities. Due to the nature of such potential obligations, it is not possible to estimate the maximum amount of such exposure or the fair value. However, we do not expect such amounts, if any, to be material. In addition, the leases contain certain covenants and cross-default provisions to our Credit Facility, which would require us to pay the full $100 million if we default on our obligations under the leases. We have an additional synthetic lease, for an operation in Ohio, which continues to qualify as an operating lease under the generally accepted accounting principles after the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities," (FIN 46). Our purchase price option on this facility is $28 million and we have a guaranteed residual value of $22 million.

As of December 31, 2003, Delphi had minimum lease commitments under noncancelable operating leases totaling $477 million, which become due as follows:

(in millions) **Year**	**Minimum Future Operating Lease Commitments**
2004	$131
2005	107
2006	81
2007	51
2008	43
Thereafter	64
Total	$477

13. OTHER INCOME (EXPENSE), NET

Other income (expense), net included:

(in millions) Year Ended December 31,	2003	2002	2001
Claims and commissions	$ 27	$ 45	$ 36
Interest income	23	21	33
Earnings of non-consolidated affiliates and impairment charges	86	64	(16)
Minority interest expense	(49)	(35)	(20)
Other, net	(53)	(63)	(55)
Other income (expense), net	$ 34	$ 32	$(22)

As part of our operations, we have investments in 20 non-consolidated affiliates. These affiliates are located in Korea, China, U.S., Mexico, Japan, India, Spain and Saudi Arabia. Our ownership percentages vary from approximately 20% to 50%. Our equity in earnings of non-consolidated affiliates is included in other income (expense), net as described above. Our aggregate investment in non-consolidated affiliates was $443 million and $374 million at December 31, 2003 and 2002, respectively, and is included in other long-term assets. These affiliates had total sales in 2003 and 2002 of $2,245 million and $2,017 million, respectively, and net income of $151 million and $93 million, respectively. One of our Korean ventures had sales of $549 million for the year ended December 31, 2003 and net assets of $425 million at December 31, 2003. In addition in 2003 and 2002, we had sales to these affiliates of $37 million and $33 million, respectively, and purchases from these affiliates of $559 million and $537 million, respectively.

14. STOCK INCENTIVE PLANS

Delphi has several plans under which it issues stock options and restricted stock units. While we have historically granted options to a broad group of employees, growing employee concern with regard to the incentive value of options that are significantly out-of-the-money and stockholder concern over potential dilution have caused us to modify our compensation philosophy going forward to decrease the use of options in favor of other forms of long-term compensation, including performance-based cash awards and restricted stock unit grants. During the fourth quarter of 2003, Delphi completed a self-tender for certain employee stock options having an exercise price in excess of $17 per share. The offer enabled eligible employees to exchange each stock option for a cash settled stock appreciation right ("SAR") having an equivalent strike price, term and conditions to exercise as the surrendered option. The offer to exchange outstanding eligible options for cash-settled stock appreciation rights on a one-for-one basis enabled eligible employees to better align their outstanding incentive awards with our new compensation philosophy while at the same time preserving the value to the eligible employee of previously granted awards. The exchange did not result in the recognition of expense in 2003 because the fair market value of our stock was below the stock appreciation right exercise price. During the first quarter of 2003, we also cancelled approximately 20 million shares available for future grants under the terms of certain of Delphi's stock option plans. The table below indicates as a separate line item those stock options, which were exchanged as a result of the tender offer. As of December 31, 2003, there were approximately 15 million shares available for future grants. Options generally vest over two to three years and expire ten years from the grant date. Stock options granted during 2003, 2002 and 2001 were exercisable at prices equal to the fair market value of Delphi common stock on the dates the options were granted; accordingly, no compensation expense has been recognized for the stock options granted.

The following summarizes information relative to stock options:

	Stock Options	Weighted Average Exercise Price
	(in thousands)	
Outstanding as of January 1, 2001	56,915	$16.94
Granted	21,912	$11.89
Exercised	(453)	$11.56
Canceled	(4,285)	$17.10
Outstanding as of December 31, 2001	74,089	$15.42
Granted	12,373	$13.66
Exercised	(1,002)	$11.82
Canceled	(961)	$16.74
Outstanding as of December 31, 2002	84,499	$15.18
Granted	12,338	$ 8.43
Exercised	(90)	$ 7.27
Canceled	(1,955)	$14.19
Exchanged for SARs	(8,360)	$18.29
Outstanding as of December 31, 2003	86,432	$13.95
Options exercisable December 31, 2003	62,721	$15.18

The following is a summary of the range of exercise prices for stock options that are outstanding and exercisable at December 31, 2003:

Approved by Stockholders

Range of Exercise Prices	Outstanding Stock Options	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
	(in thousands)			(in thousands)	
$ 4.18-$10.00	12,766	8.9	$ 8.47	637	$ 9.20
$10.01-$20.00	47,687	6.2	$14.03	36,106	$14.34
$20.01-$20.97	79	5.0	$20.66	79	$20.66
	60,532		$12.87	36,822	$14.27

Other Plans

Range of Exercise Prices	Outstanding Stock Options	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
	(in thousands)			(in thousands)	
$ 9.55-$10.00	1	4.0	$ 9.55	1	$ 9.55
$10.01-$20.00	22,829	5.6	$15.92	22,828	$15.92
$20.01-$24.76	3,070	5.0	$20.64	3,070	$20.64
	25,900		$16.48	25,899	$16.48

During 2003, 2002 and 1999, Delphi awarded approximately 3 million, 1 million and 3 million restricted stock units to employees at a weighted average fair market value of $8, $14 and $17, respectively. Compensation expense related to restricted stock unit awards is being recognized over the vesting period. The following table provides information about our shares of common stock that may be issued upon the exercise of options and rights under all of our existing equity compensation plans as of December 31, 2003:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (a)
	(in thousands)		(in thousands)
Equity compensation plans approved by stockholders	60,532	$ 12.87	15,154
Equity compensation plans not approved by stockholders	25,900	$ 16.48	—
Total	86,432	$13.95	15,154

(a) *Excludes securities reflected in the first column.*

15. SEGMENT REPORTING

The accounting policies of the product sectors are the same as those described in the summary of significant accounting policies except that the disaggregated financial results for the product sectors have been prepared using a management approach, which is consistent with the basis and manner in which management internally disaggregates financial information for the purposes of assisting in making internal operating decisions. Generally, Delphi evaluates performance based on stand-alone product sector operating income and accounts for intersegment sales and transfers as if the sales or transfers were to third parties, at current market prices. Net sales are attributed to geographic areas based on the location of the assets producing the revenues. Management's review of our sector operating results for 2003, 2002 and 2001 for purposes of making operating decisions and assessing performance, excludes certain charges in 2003 of $158 million in cost of sales, $62 million in depreciation and amortization and $396 million in employee and product line charges (the "2003 Charges"), the charges in the first quarter of 2002 of $37 million in cost of sales and $225 million in employee and product line charges (the "2002 Charges"), and the first quarter 2001 restructuring and impairment charges of $599 million and the fourth quarter 2001 product line impairment and other charges of $203 million (the "2001 Charges") as well as the 2001 goodwill amortization of $35 million. Accordingly, we have presented our sector results excluding such amounts. Also, during the fourth quarter of 2003, we changed our method of costing our inventories in the U.S. from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. In accordance with generally accepted accounting principles in the United States, all prior periods have been adjusted to give retroactive effect to this change.

(in millions) 2003	Dynamics, Propulsion & Thermal	Electrical, Electronics, Safety & Interior	Automotive Holdings Group	Other (a)	Total
Net sales to GM and affiliates	$ 7,586	$ 7,624	$1,818	$ —	$17,028
Net sales to other customers	4,296	6,386	386	—	11,068
Inter-sector net sales	796	415	790	(2,001)	—
Total net sales	$12,678	$14,425	$2,994	$(2,001)	$28,096
Depreciation and amortization	$ 490(b)	$ 444(b)	$ 75 (b)	$ 39	$ 1,048(b)
Sector operating income (loss)	$ 344(c)	$ 996(c)	$ (600)(c)	$ (102)(c)	$ 638(c)
Sector assets	$ 9,747	$ 9,376	$2,249	$ (468)	$20,904
Capital expenditures	$ 468	$ 448	$ 79	$ 10	$ 1,005

(in millions) 2002	Dynamics, Propulsion & Thermal	Electrical, Electronics, Safety & Interior	Automotive Holdings Group	Other (a)	Total
Net sales to GM and affiliates	$ 7,754	$ 8,016	$2,092	$ —	$17,862
Net sales to other customers	3,883	5,259	423	—	9,565
Inter-sector net sales	838	357	1,035	(2,230)	—
Total net sales	$12,475	$13,632	$3,550	$(2,230)	$27,427
Depreciation and amortization	$ 442	$ 438	$ 87	$ 21	$ 988
Sector operating income (loss)	$ 407(d)	$ 976(d)	$ (375)(d)	$ (58)(d)	$ 950(d)
Sector assets	$ 8,448	$ 8,343	$2,518	$ 129	$19,438
Capital expenditures	$ 472	$ 447	$ 109	$ 7	$ 1,035

(in millions) 2001	Dynamics, Propulsion & Thermal	Electrical, Electronics, Safety & Interior	Automotive Holdings Group	Other (a)	Total
Net sales to GM and affiliates	$ 7,581	$ 7,884	$2,159	$ —	$17,624
Net sales to other customers	3,581	4,417	466	—	8,464
Inter-sector net sales	763	404	1,119	(2,286)	—
Total net sales	$11,925	$12,705	$3,744	$(2,286)	$26,088
Depreciation and amortization	$ 450(e)(f)	$ 420(e)(f)	$ 83	$ 34	$ 987(e)(f)
Sector operating income (loss)	$ 150(f)(g)	$ 679(f)(g)	$ (248)(g)	$ (69)(g)	$ 512(f)(g)
Sector assets	$ 8,819	$ 7,839	$2,503	$ (436)	$18,725
Capital expenditures	$ 528	$ 446	$ 74	$ 9	$ 1,057

(a) Other includes activity not allocated to the product sectors and elimination of inter-sector transactions.

(b) Excludes asset impairment charges recorded 2003 of $62 million with $5 million for Dynamics, Propulsion and Thermal, $6 million for Electrical, Electronics, Safety & Interior, and $51 million for Automotive Holdings Group.

(c) Excludes the 2003 Charges of $111 million for Dynamics, Propulsion & Thermal, $140 million for Electrical, Electronics, Safety & Interior, $323 million for Automotive Holdings Group and $42 million for Other.

(d) Excludes the 2002 Charges of $78 million for Dynamics, Propulsion & Thermal, $64 million for Electrical, Electronics, Safety & Interior, $104 million for Automotive Holdings Group and $16 million for Other.

(e) Excludes asset impairment charges recorded in the first and fourth quarter of 2001 of $63 million and $65 million, respectively, with $70 million for Dynamics, Propulsion & Thermal and $58 million for Electrical, Electronics, Safety & Interior.

(f) Excludes goodwill amortization for 2001 of $35 million with $20 million for Dynamics, Propulsion & Thermal and $15 million for Electrical, Electronics, Safety & Interior.

(g) Excludes the 2001 Charges of $310 million for Dynamics, Propulsion & Thermal, $189 million for Electrical, Electronics, Safety & Interior, $277 million for Automotive Holdings Group and $26 million for Other.

A reconciliation between sector operating income and income (loss) before income taxes for each of the years presented is as follows:

(in millions)	2003	2002	2001
Sector operating income (a)	$ 638	$ 950	$ 512(b)
Interest expense	(198)	(191)	(222)
Other income, net	34	32	48(c)
Income before income taxes, Charges and goodwill amortization (a)	$ 474	$ 791	$ 338(b)(c)
Charges	(616)	(262)	(872)
Goodwill amortization	—	—	(35)
Income (loss) before income taxes	$(142)	$ 529	$(569)

(a) Excludes the 2003, 2002, and 2001 Charges described above.

(b) Excludes goodwill amortization of $35 million.

(c) Excludes impairment charges of $70 million in 2001.

Information concerning principal geographic areas is set forth below. Net sales data is for the years ended December 31 and net property data is as of December 31.

	2003		2002		2001	
(in millions)	Net Sales	Net Property	Net Sales	Net Property	Net Sales	Net Property
North America:						
U.S. and Canada	$16,166	$3,534	$16,986	$3,584	$16,393	$3,553
Mexico	4,289	302	4,268	304	3,884	309
Total North America	20,455	3,836	21,254	3,888	20,277	3,862
Europe, Middle East & Africa	6,185	1,909	5,048	1,672	4,801	1,420
Asia - Pacific	1,044	302	777	288	598	302
South America	412	120	348	96	412	140
Total	$28,096	$6,167	$27,427	$5,944	$26,088	$5,724

In November 2003, we announced an organizational refinement related to our previously announced restructuring plans. The refinement included the consolidation of product lines managed by Delphi Safety & Interior Systems, a division of the Electrical, Electronics, Safety & Interior Sector, into Delphi Delco Electronics Systems, another division of the Electrical, Electronics, Safety & Interior Sector, and Delphi Harrison Thermal Systems, a division of the Dynamics, Propulsion & Thermal Sector, which was effective on January 1, 2004. The refinement was done to strengthen our customer and market focus by bringing together similar product portfolios and to enhance our position as an integrated supplier. Beginning January 1, 2004:

- Delphi Safety & Interior Systems' occupant protection business line is realigned with Delphi Delco Electronics Systems and the new division is named Delphi Electronics & Safety, which is part of the Delphi Electrical, Electronics & Safety Sector.
- Integrated closure systems, HVAC electronic controls, cockpits and interior business lines are aligned with the existing thermal product lines and the new division is named Delphi Thermal & Interior, which is part of the Delphi Dynamics, Propulsion, Thermal & Interior Sector.

The consolidation will sharpen our focus on our customers and improve communications surrounding their product needs. It is a further step in the implementation of our long-term portfolio plans. We will report our segment information based on the realigned sectors starting in the first quarter of 2004.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS, DERIVATIVES AND HEDGING ACTIVITIES

Delphi's financial instruments include long-term debt. The fair value of long-term debt is based on quoted market prices for the same or similar issues or the current rates offered to Delphi for debt with the same or similar maturities and terms. As of December 31, 2003 and 2002, the total of long-term debt and junior subordinated notes due to Trust I and Trust II was recorded at $2.4 billion and $2.1 billion, respectively, and had an estimated fair value of $2.6 billion and $2.1 billion for the years ended December 31, 2003 and 2002, respectively. For all other financial instruments recorded at December 31, 2003 and 2002, fair value approximates book value.

Effective January 1, 2001, Delphi adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which required that all derivative instruments be reported on the balance sheet at fair value and established criteria for designation and effectiveness of transactions entered into for hedging purposes. The cumulative effect of adopting SFAS No. 133 was to increase other comprehensive income by $14 million, after-tax. The effect on net income was not significant, primarily because the hedges in place as of January 1, 2001 qualified for hedge accounting treatment and were highly effective.

Delphi is exposed to market risk, such as fluctuations in currency exchange rates, commodity prices and changes in interest rates. To manage the volatility relating to these exposures, we aggregate the exposures on a consolidated basis to take advantage of natural offsets. For exposures that are not offset within our operations, we enter into various derivative transactions pursuant to our risk management policies. Designation is performed on a transaction basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. We assess the initial and ongoing effectiveness of our hedging relationships in accordance with our documented policy. We do not hold or issue derivative financial instruments for trading purposes.

Delphi has foreign currency exchange exposure from buying and selling in currencies other than the local currencies of our operating units. The primary purpose of our foreign currency hedging activities is to manage the volatility associated with forecasted foreign currency purchases and sales. Principal currencies hedged include the Mexican peso, Polish zloty, Chinese Yuan, Hungarian Forint, Singapore dollar, Canadian dollar, Japanese yen, and euro. We primarily utilize forward exchange contracts with maturities of less than 24 months, which qualify as cash flow hedges.

Delphi has exposure to the prices of commodities in the procurement of certain raw materials. The primary purpose of our commodity price hedging activities is to manage the volatility associated with these forecasted inventory purchases. We primarily utilize swaps and options with maturities of less than 24 months, which qualify as cash flow hedges. These instruments are intended to offset the effect of changes in commodity prices on forecasted inventory purchases.

In order to manage the interest rate risk associated with our debt portfolio, we periodically enter into derivative transactions to manage our exposure to changes in interest rates, although we do not have any outstanding at December 31, 2003.

Gains and losses on derivatives qualifying as cash flow hedges are recorded in other comprehensive income ("OCI") to the extent that hedges are effective until the underlying transactions are recognized in earnings. Net gains included in OCI as of December 31, 2003, were $31 million after-tax ($49 million pre-tax). Of this pre-tax total, a gain of approximately $33 million is expected to be included in operating income within the next 12 months and a gain of approximately $10 million is expected to be included in subsequent periods. A loss of approximately $2 million is expected to be included in depreciation and amortization expense over the lives of the related fixed assets and a gain of approximately $8 million is expected to partially offset interest expense over the term of the related debt. The unrealized amounts in OCI will fluctuate based on changes in the fair value of open contracts at each reporting period. Net losses of $11 million after-tax ($16 million pre-tax) and net gains of $2 million after-tax ($3 million pre-tax) were included in OCI as of December 31, 2002 and 2001, respectively. Cash flow hedges are discontinued when it is probable that the original forecasted transactions will not occur. Due to unusually pronounced production volume reductions, we discontinued several cash flow hedges during the first quarter of 2001, which resulted in the immediate recognition of $6 million of income included in cost of sales. The amount included in cost of sales related to hedge ineffectiveness was not significant. The amount included in cost of sales related to the time value of options was not significant in 2003, $6 million in 2002, and not significant in 2001.

Notes to Consolidated Financial Statements

17. QUARTERLY DATA (UNAUDITED)

(in millions, except per share amounts)	Three Months Ended March 31,	June 30,	Sept. 30,	Dec. 31,	Total
2003					
Net sales	$7,182	$7,094	$6,563	$7,257	$28,096
Cost of sales	6,312	6,240	6,041	6,387	24,980
Gross profit	$ 870	$ 854	$ 522	$ 870	$ 3,116
Net income (loss)	$ 127	$ 88	$ (353)	$ 82(a)	$ (56)
Basic and diluted earnings per share	$ 0.23	$ 0.16	$ (0.63)	$ 0.15	$ (0.10)
Cash dividends declared per share	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.28
Common stock price					
High	$ 9.40	$ 9.92	$ 9.76	$10.30	$ 10.30
Low	$ 6.39	$ 6.70	$ 7.85	$ 8.10	$ 6.39
2002					
Net sales	$6,688	$7,322	$6,446	$6,971	$27,427
Cost of sales	5,889	6,332	5,695	6,100	24,016
Gross profit	$ 799	$ 990	$ 751	$ 871	$ 3,411
Net income (loss)	$ (51)	$ 220	$ 54	$ 119	$ 342
Basic earnings per share	$ (0.09)	$ 0.39	$ 0.10	$ 0.21	$ 0.61
Diluted earnings per share	$ (0.09)	$ 0.39	$ 0.10	$ 0.21	$ 0.61
Cash dividends declared per share	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.28
Common stock price					
High	$17.11	$16.94	$13.41	$ 8.80	$ 17.11
Low	$12.59	$12.53	$ 8.43	$ 6.60	$ 6.60

(a) Includes employee and product line charges of $48 million (pre-tax).

Corporate Information

Addresses

World Headquarters and Customer Center
5725 Delphi Drive
Troy, MI 48098-2815
U.S.A.
Tel: [1] 248.813.2000

Asia Pacific Regional Headquarters
Shinjuku Nomura Bldg. 31F
Mail Box 3015
1-26-2 Nishi-Shinjuku
Shinjuku-ku, Tokyo 163-0569
Japan
Tel: [81] 3.5381.1700
Fax: [81] 3.5381.1824

European Headquarters
Paris Nord 2
64 Avenue de la Plaine de France
B.P. 60059 Tremblay en France
95972 Roissy Ch. de Gaulle cedex
France
Tel: [33] 1.49.90.49.90
Fax: [33] 1.56.48.69.49

South American Regional Headquarters
Av. Goiás, 1860
São Caetano do Sul
São Paulo 09550-050
Brazil
Tel: [55] 11.4234.9500
Fax: [55] 11.4234.9415

Investor Information

Common Stock Symbol
New York Stock Exchange: DPH

Stockholder Assistance
The Bank of New York
Account Maintenance Department
P.O. Box 11023
New York, NY 10286-1023
www.stockbny.com

Direct Stock Purchase and Dividend Reinvestment Plan
For information, please call
Tel: [1] 800.818.6599

Securities Analyst and Institutional Investor Queries
Delphi Investor Relations
Delphi Corporation
M/C 483-400-621
5725 Delphi Drive
Troy, MI 48098-2815
www.delphi.com
Tel: [1] 877.SEEK.DPH
([1] 877.733.5374)

Individual Shareholders
Delphi Shareholder Relations
Delphi Corporation
M/C 483-400-521
5725 Delphi Drive
Troy, MI 48098-2815
www.delphi.com
Tel: [1] 877.SEEK.DPH
([1] 877.733.5374)

Independent Auditors
Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895

Revenues
2003 revenues of $28.1 billion

Number of Employees
190,000

Annual Meeting of Stockholders
Our 2004 annual meeting of stockholders will be held at the Hilton Jackson, 1001 East County Line Road, Jackson, Mississippi, on May 6, 2004. The annual meeting will begin promptly at 8:00 a.m. local time. If you plan to attend the meeting, please check the box on your proxy card indicating your intention to do so.

Electronic Delivery of Documents
Stockholders may consent to receive their Delphi annual report and proxy materials via the Internet. Registered and beneficial stockholders and employee savings plan participants may enroll at Delphi's Open Enrollment site: www.ICSDelivery.com/delphi.

Please visit **www.delphi.com** regularly for investor information, press releases and other important updates on Delphi Corporation.

delphi corporation – a global technology company

Location	Manufacturing Sites	Employment	Joint Ventures	Technical Centers
U.S. and Canada	48	56,000	7	14
Europe and Middle East	62	49,000	9	10
Mexico and South America	47	76,000	9	4
Asia Pacific	14	9,000	17	6
Total:	171	190,000	42	34

This annual report is printed on recyclable paper containing 10% post-consumer content.

Printing by St. Ives Inc. Case-Hoyt • Designed and produced by Mentus, San Diego, California. www.mentus.com

"Delphi broke new ground when it formed its board. It focused on the best fundamentals of corporate governance. The formation of Delphi and its board of directors provides an excellent case study for our students."

— Jay W. Lorsch, Louis E. Kirsten Professor of Human Relations, Harvard Business School



From the start, Delphi has operated with the soundest of principles for corporate governance – and backed up these principles with an outstanding board of directors. We believe in a basic fundamental premise: the primary responsibility of a corporation's board of directors and the CEO is to its shareholders. At Delphi, there is regular, open communication between our board members and our leadership team, our employees and the leaders of the unions that represent many of our hourly employees. Sessions like these are invaluable and ensure that we remain focused on achieving our objectives and meeting our shareholders' expectations. Delphi supports full and open disclosure. We operate with a board of majority independent directors and a lead director, with only outside directors serving on our committees. We put these practices in place from the very beginning because, at Delphi, we know it was the right thing to do.

board of directors

FRONT ROW, FROM LEFT TO RIGHT: • **Virgis W. Colbert,** *Executive Vice President, Miller Brewing Company* • **John D. Opie** *(Lead Director), Retired Vice Chairman of the Board & Executive Officer, General Electric Company* • **J.T. Battenberg III,** *Chairman, CEO & President, Delphi Corporation* • **Cynthia A. Niekamp,** *Senior Vice President & CFO, MeadWestvaco Corporation* • **Robert H. Brust,** *CFO & Executive Vice President, Eastman Kodak Company* • **Shoichiro Irimajiri,** *Representative Director, Shoichiro Irimajiri, Inc.*

BACK ROW, FROM LEFT TO RIGHT: • **Roger S. Penske,** *Founder & Chairman, Penske Corporation* • **Donald L. Runkle,** *Vice Chairman, Enterprise Technologies, Delphi Corporation* • **Dr. Bernd Gottschalk,** *President, VDA-Association of the German Automobile Industry* • **Alan S. Dawes,** *Vice Chairman & CFO, Delphi Corporation* • **Oscar de Paula Bernardes Neto,** *Chairman, Latin America Internet Development Group* • **David N. Farr,** *Chief Executive Officer, Emerson.*

Audit Committee: *Robert H. Brust (Chairman), Oscar De Paula Bernardes Neto, Cynthia Niekamp, John D. Opie***

Compensation & Executive Development Committee: *Virgis W. Colbert (Chairman), John D. Opie***

Corporate Governance & Public Issues Committee: *David N. Farr (Chairman), Dr. Bernd Gottschalk, Shoichiro Irimajiri, Roger S. Penske, John D. Opie***

*** Ex-officio member*

a legacy of making things work,

a culture of making things happen,

a promise that embraces this legacy

and celebrates this culture to make

tomorrow's possibilities whole.

Delphi.

Driving Tomorrow's Technology.

0102**03**0405
annual report